FIRST REAL ESTATE INVESTMENT TRUST
of New Jersey

Annual Report 2004

company profile

First Real Estate Investment Trust of New Jersey (“FREIT”), organized in 1961, is an equity real estate investment trust. The focus of its activities has been to acquire real property for long-term investment.

FREIT has elected to conduct its operations in a manner intended to comply with the requirements for qualifying as a real estate investment trust pursuant to the Federal Internal Revenue Code. As a resut, FREIT receives favorable tax treatment as provided under the tax code. FREIT has recorded a profit and has paid dividends to its shareholders during each year since its founding.

Hekemian & Co., Inc., a real estate management and brokerage company, has managed FREIT’s assets since its inception. FREIT’s offices are located at “Corporate 505,” 505 Main Street, Hackensack, New Jersey.

CONTENTS

fiscal 2004 financial highlights	1
message to our shareholders	2
properties	5
form 10-K
corporate information	inside back cover
Westridge Square Clock Tower Frederick, MD

financial highlights

✓	Income from continuing operations increased 8.9% to $5.3 million.

✓	Dividends increased 22% to $1.10 per share (split shares).

✓	Our portfolio was strengthened by the acquisition of The Pierre, a 269-unit high-rise apartment building in Hackensack, NJ and sale of the Olney Town Center in Olney, MD.

✓	All approvals were received enabling the start of construction on 129 garden apartment units on our land in Rockaway, NJ.

✓	We’ve received site plan approval to build a 560,000 sq. ft. industrial building on our South Brunswick, NJ land.

INCOME STATEMENT DATA

Year Ended October 31,	2004	2003	2002	2001	2000

	(in thousands, except per share amounts)
REVENUE:
Revenue from real estate operations	$30,356	$25,399	$19,571	$18,832	$18,182

EXPENSES:
Real estate operations	11,459	9,133	6,460	6,566	5,967
General and administrative expenses	689	592	449	539	365
Depreciation	3,677	2,839	2,155	2,122	2,045
Minority interest	416	374	404	286	260

Totals	16,241	12,938	9,468	9,513	8,637

Operating income	14,115	12,461	10,103	9,319	9,545
Investment income	183	201	249	680	834
Interest expense including amortization
of deferred financing costs	(9,046)	(7,838)	(5,480)	(5,543)	(5,634)

Income from continuing operations	5,252	4,824	4,872	4,456	4,745

DISCONTINUED OPERATIONS:
Income from discontinued operations,
net of Minority Interests *	9,958	741	809	244	14

Net income	$15,210	$5,565	$5,681	$4,700	$4,759
* Includes gain of disposal of $12,681,000 and $475,000
in fiscal years 2004 and 2002 respectively

BASIC EARNINGS PER SHARE:
Continuing operations	$0.82	$0.77	$0.78	$0.71	$0.76
Discontinued operations	$1.56	$0.12	$0.13	$0.04	$0.00

Net income	$2.38	$0.89	$0.91	$0.75	$0.76

DILUTED EARNINGS PER SHARE:
Continuing operations	$0.79	$0.74	$0.75	$0.71	$0.76
Discontinued operations	$1.50	$0.11	$0.13	$0.04	$0.00

Net income	$2.29	$0.85	$0.88	$0.75	$0.76

Cash Dividends Declared Per Common Share	$1.10	$0.90	$0.86	$0.69	$0.67

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message to our

OPERATING RESULTS

Net income for the fiscal year ended October 31, 2004 (“Fiscal 2004”) was $15,210,000, which included FREIT’s portion of the gain from the sale of the Olney Town Center in the amount of $9,511,000. Net income from continuing operations increased 8.9% to $5,252,000 or $.79 per share for Fiscal 2004, up from $4,824,000 and $0.74 per share for the year ended October 31, 2003 (“Fiscal 2003”).

Revenues from continuing operations increased 19.5% to $30,356,000 during Fiscal 2004 from $25,399,000 for Fiscal 2003.

We feel net income from continuing operations is the most significant element of net income. All references to per share amounts (unless otherwise indicated) are on a diluted basis, and have been adjusted for all prior periods to reflect the one-for-one share dividend paid in March 2004.

During Fiscal 2004 S And A Commercial Associates LP (“S And A”), our 75%-owned affiliate, acquired The Pierre high-rise apartment building in Hackensack, NJ for approximately $46 million and sold its Olney Town Center (“OTC”) in Olney, MD for approximately $28 million. The net proceeds from the sale of OTC were invested in The Pierre. The purchase and sale was structured in a manner that the transaction would qualify as a like-kind exchange in accordance with Section 1031 of the Internal Revenue Code and, as such, the tax from the gain from the sale of OTC was deferred.

We feel that the sale of OTC, a non-supermarket-anchored center, and the purchase of The Pierre, 269-unit, 17-story apartment building located on Prospect Avenue in Hackensack, NJ improved the quality of FREIT’s portfolio and will add to earnings in the years ahead.

RETAIL SEGMENT

Net income (before financing costs) increased $1,099,000 (13.2%) to $9,400,000, in Fiscal 2004. Net income from same properties for Fiscal 2004 (properties operated since the start of Fiscal 2003) increased by $523,000, a 6.4% raise over the prior year. The balance of the income and revenue increase came from our Damascus retail property and the land lease rent from Commerce Bank at our Rockaway Township property.

South Brunswick, NJ

FREIT owns a 33-acre parcel of vacant land near Exit 8A, fronting the northbound lanes of the NJ Turnpike. The township has granted approval for the construction of a 560,000 sq. ft. industrial building. It is FREIT’s intention to develop the property after it has been pre-leased to a suitable tenant.

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shareholders

RESIDENTIAL SEGMENT

Residential revenue increased $3,168, 000 (32.2%) to $12,998,000 during Fiscal 2004 from $9,830,000 for Fiscal 2003. The principal amount of the increase was attributable to the addition of The Pierre, which was included in operations for the period from April 15, 2004 through October 31, 2004. The Pierre was acquired by S And A, FREIT’s 75%-owned subsidiary.

While revenues at the same properties increased slightly to $9,978,000 during Fiscal 2004 from $9,830,000 for Fiscal 2003, average occupancy for the same properties decreased to 94.8% during Fiscal 2004 compared to 96.2% for Fiscal 2003. The decrease in occupancy was the result of weakened demand for rental housing in our markets. This reduced occupancy, coupled with rent concessions, higher advertising, painting and decorating expenses resulted in the NOI at our same properties falling $210,000 (3.5%) to $5,723,000 for Fiscal 2004 from $5,933,000 for Fiscal 2003.

We feel the rental housing demand is gradually improving, occupancy levels increasing and concessions substantially reduced. We are hopeful that Fiscal 2005 will show improved operating results in the residential properties.

During Fiscal 2004 we expended $416,000 to improve our apartment properties, thereby maintaining the competitiveness of our apartments in the rental market. This expenditure is exclusive of The Pierre Apartments, where we plan a major capital expenditure for the installation of new elevators, windows, upgrade of the mechanical system and modernization of the apartments as they are vacated.

Rockaway Township, NJ

The Township of Rockaway has granted approval for the construction of 129 garden apartments on our 20 acres of land on Mt. Hope Road in Rockaway, NJ. We have also received final water allocation and sewer approval from the NJ Department of Environmental Protection. Construction is expected to start this Spring, with completion estimated for late Fall of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition remains strong. Net cash from operating activities was $11.3 million for Fiscal 2004 compared to $6.2 million for Fiscal 2003.

As at October 31, 2004, we had cash and marketable securities totaling $18.8 million compared to $14.4 million at October 31, 2003. These funds are available for construction, property acquisitions and ongoing needs of our Trust.

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Credit Line

FREIT’s $14 million line of credit expired on January 21, 2004 (extended date) and has been replaced by an $18 million line of credit. The line of credit is for three years but can be canceled by the bank, at its will, at each anniversary date. Draws against the credit line can be used for general corporate purposes, property acquisitions, construction activities and letters of credit. The interest rate on the line will be set at the time of the initial draw, based upon 175 basis points over the 30, 60, or 90-day LIBOR or the prime rate, at our option.

In January 2005 FREIT prepaid the first mortgage on the Damascus Shopping Center in the amount of $2.3 million. This mortgage had a fixed interest rate of 9.25%. The loan was not paid earlier because of an onerous prepayment penalty that was substantially reduced as of December 2004.

SHAREHOLDER VALUE & DIVIDENDS

FREIT increased its Fiscal 2004 dividend 22% to $1.10 per share compared to $0.90 per share for Fiscal 2003. It has been our policy to pay fixed quarterly dividends for the first three quarters of each fiscal year and a final fourth quarter dividend based on the fiscal year’s net income, taxable income and funds from operations. The Board has decided to increase the dividend for the first three quarters of fiscal 2005 to $.25 per share compared to $.20 per share for Fiscal 2004.

During 2004 REIT stocks, including FREIT, continued to perform well. The chart at the right, which assumes an investment of $100 in FREIT stock in 1999, indicates that the $100 investment would be worth $453 today. This takes into account the dividends paid and the appreciation in the share price of the stock. The chart indicates that this return exceeds the NAREIT Equity index as well as the Russell 2000 index.

LOOKING FORWARD

We feel that the economy will continue to improve and that the Trust, with its cash reserves and credit line availability, will be well positioned to take advantage of suitable investment opportunities, thereby enhancing our real estate portfolio and contributing to increased earnings and funds from operations.

We have once again included in this Annual Shareholder’s Report the entire Form 10-K filed with the SEC, and hope you find it informative.

We look forward to seeing you at the Annual Meeting scheduled for Wednesday, April 13, 2005, at 7:30 p.m.

Sincerely,

Robert S. Hekemian		Donald W. Barney
Chief Executive Officer		President

The Statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially land be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in FREIT’s filings with the SEC including FREIT’s most recent filed Form 10-K included elsewhere in this report.

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properties

APARTMENT BUILDINGS

BERDAN COURT APARTMENTS
Wayne, New Jersey

GRANDVIEW APARTMENTS
Hasbrouck Heights, New Jersey

HAMMEL GARDENS
Maywood, New Jersey

HEIGHTS MANOR APARTMENTS
Spring Lake Heights, New Jersey

LAKEWOOD APARTMENTS
Lakewood, New Jersey

PALISADES MANOR
Palisades Park, New Jersey

STEUBEN ARMS
River Edge, New Jersey

WESTWOOD HILLS (a)
Westwood, New Jersey

THE PIERRE (b)
Hackensack, New Jersey

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properties

SHOPPING CENTERS/COMMERCIAL BUILDINGS

FRANKLIN CROSSING SHOPPING CENTER	Franklin Lakes, New Jersey

WESTRIDGE SQUARE SHOPPING CENTER	Frederick, Maryland

WESTWOOD PLAZA SHOPPING CENTER	Westwood, New Jersey

RETAIL STORES	Glen Rock, New Jersey

PATHMARK CENTER	Patchogue, New York

PREAKNESS SHOPPING CENTER (c)	Wayne, New Jersey

DAMASCUS CENTER	Damascus, Maryland

VACANT LAND

33 ACRES, INDUSTRIAL ZONE (d) South Brunswick, New Jersey

18.26 ACRES, MULTI-FAMILY ZONE (e) Rockaway, New Jersey

4.27 ACRES, RESIDENTIAL ZONE Franklin Lakes, New Jersey

2.1 ACRES, COMMERCIAL ZONE Wayne, NJ

(a)	FREIT holds a 40% interest in Westwood Hills LLC, which owns Westwood Hills Apartments.

(b)	FREIT holds a 75% interest in S and A Commercial Associates LP, which owns The Pierre.

(c)	FREIT holds a 40% interest in Wayne PSC, LLC, which owns the 323,000 sq. fL shopping center.

(d)	FREIT has received site plan approval for the construction of a 560,000 sq. ft. industrial building.

(e)	FREIT has received site plan approval from the Township for the construction of 129 garden apartments.
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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2004

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 2-27018

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

(Exact name of registrant as specified in its charter)

New Jersey	22-1697095

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Main Street, Hackensack, New Jersey	07601

(Address of principal executive offices)	(Zip Code)

201-488-6400

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Shares of Beneficial Interest

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in this Form 10-K or any amendment to this Form 10-K |X|

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.) Yes |_| No |X|

The aggregate market value of the registrant’s shares of beneficial interest held by non-affiliates of the registrant as of the last business day of the registrant’s most recently completed second fiscal quarter was approximately $131 million. Excluded from this calculation are shares of the registrant owned or deemed to be beneficially owned by the trustees and executive officers of the registrant, including shares with respect to which the trustees and executive officers disclaim beneficial ownership. 6,423,152 shares of beneficial interest were issued and outstanding as of February 7, 2005.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Proxy Statement for the Registrant’s 2004 Annual Meeting of Shareholders to be held on April 13, 2005 are incorporated by reference in Part III of this Annual Report.

TABLE OF CONTENTS FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registrant cautions readers that forward-looking statements, including, without limitation, those relating to the registrant’s investment policies and objectives; the financial performance of the registrant; the ability of the registrant to service its debt; the competitive conditions which affect the registrant’s business; the ability of the registrant to obtain the necessary governmental approvals for the development, expansion or renovation of its properties, the impact of environmental conditions affecting the registrant’s properties, and the registrant’s liquidity and capital resources, are subject to certain risks and uncertainties. Actual results or outcomes may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors, including, without limitation, the registrant’s future financial performance; the availability of capital; general market conditions; national and local economic conditions, particularly long-term interest rates; federal, state and local governmental regulations that affect the registrant; and the competitive environment in which the registrant operates, including, the availability of retail space and residential apartment units in the areas where the registrant’s properties are located. In addition, the registrant’s continued qualification as a real estate investment trust involves the application of highly technical and complex rules of the Internal Revenue Code. The forward-looking statements are made as of the date of this Annual Report and the registrant assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

PART I

ITEM 1                  BUSINESS

           (a)               GENERAL BUSINESS

First Real Estate Investment Trust of New Jersey (“FREIT”) is an equity real estate investment trust (“REIT”) organized in New Jersey in 1961. FREIT acquires, develops and holds real estate properties for long-term investment and not for resale.

FREIT’s long-range investment policy is to review and evaluate potential real estate investment opportunities for acquisition that it believes will (i) complement its existing investment portfolio, (ii) generate increased income and distributions to shareholders, and (iii) increase the overall value of FREIT’s portfolio. FREIT’s investments may take the form of wholly owned fee interests or, if the circumstances warrant, on a joint venture basis, to diversity risk, with other parties including employees and affiliates of Hekemian & Co., Inc. (See Management Agreement), provided FREIT would be able to maintain management control over the property. While FREIT’s general investment policy is to hold and maintain its properties long-term, it may, from time-to-time, sell or trade certain properties in order to (i) obtain capital to be used to purchase, develop or renovate other properties which we believe will provide a higher rate of return and increase the value of our investment portfolio, and (ii) divest properties which FREIT has determined or determines are no longer compatible with our growth strategies and investment objectives for our real estate portfolio.

Fiscal Year 2004 Developments

(i)	Financing

FREIT’s $14 million line of credit expired on January 21, 2004 (extended date) and has been replace by an $18 million line of credit. The new line of credit is for three years but can be cancelled by the bank, at its will, at each anniversary date. Draws against the credit line can be used for general corporate purposes, for property acquisitions, construction activities, and letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center, Franklin Lakes, NJ, retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ, and Grandview Apartments, Hasbrouck Heights, NJ. Interest rates on draws will be set at the time of each draw for 30, 60, or 90 day periods, based on out choice of the prime rate or at 175 basis points over the 30, 60, or 90 day LIBOR rates at the time of the draws.

As of October 31, 2004 there were no draws outstanding against this line. As at January 19, 2005 the credit line has been utilized for the issuance of a $2 million Letter of Credit for the benefit of the Township of Rockaway in connection with our construction of 129 garden apartment units.

(ii)	ACQUISITION AND DISPOSITION

On April 16, 2004, S And A Associates Limited Partnership (“S And A”), a partnership in which FREIT is the Managing Partners and holds a 75% ownership interest, closed on the purchase of The Pierre apartments. The Pierre is a 269-unit luxury high-rise

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apartment building located in Hackensack, N.J. The contract purchase price for The Pierre was approximately $44 million. This amount, together with estimated transaction costs of approximately $2 million, resulted in total acquisition costs of approximately $46 million. The acquisition costs were financed in part by a mortgage loan in the approximate amount of $29.6 million and the balance of approximately $16 million in cash. FREIT provided 75% of the cash required with the balance of approximately $4.2 million provided by the 25% minority owners of S And A.

On June 22, 2004, S And A closed on its contract for the sale of the Olney Town Center (“OTC”) in Olney, Maryland. The sale price for the property was $28.2 million. The property was acquired in April 2000 for approximately $15.5 million. S And A utilized the net sales proceeds from the selling price to repay the first mortgage, in the amount of approximately $11 million, on the property and to repay FREIT and the 25% minority owners for their advances made to acquire The Pierre.

FREIT, in accordance with its investment policy, has agreed to allow the minority owners in S And A to make a cash contribution to S And A of approximately $1.3 million that will increase their ownership interest to approximately 35% from 25%. This additional investment, which approximates market value, will be made in February 2005.

The operations of OTC are being classified as Discontinued Operations. For financial statement proposes, S And A recognized a gain of approximately $12.7 from the sale.

S And A has structured the sale of OTC and the purchase of The Pierre in a manor that would qualify as a like kind exchange of real estate pursuant to Section 1031 of the Internal Revenue Code. This resulted in a deferral for income tax purposes of the realization of gain on the sale of OTC. Since it is the intention of FREIT to continue to qualify as a real estate investment trust, the provision for deferred tax would be minimal.

(iii) DEVELOPMENT

Rockaway Township, NJ

We own approximately 20 ± acres of undeveloped land in Rockaway Township, NJ. Site plan approval and a water allocation have been received from Rockaway Township for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million that we will finance, in part, from construction financing and, in part, from funds available from our institutional money market investments. We have received final water allocation and sewer approval from the NJ Department of Environmental Protection. As son as construction contracts are negotiated and finalized, construction will begin and is expected to last twelve to eighteen months.

Approximately one (1) acre of the Rockaway land has been sub-divided and leased to a bank. Rent under the land lease commenced in December 2003.

South Brunswick, NJ

FREIT owns approximately 33 acres of land in South Brunswick (see “Item 2 Properties – Portfolio of Investments”) that is zoned Industrial. FREIT has received site plan approval for the construction of a 560,000 sq. ft. industrial warehouse facility. It is FREIT’s intention to develop the property after it has been pre-leased to a suitable tenant.

                (b)           Financial Information about Segments

FREIT has two reportable segments: Retail Properties and Residential Properties. These reportable segments have different customers and are managed separately because each requires different operating strategies and management expertise. Segment information for the three years ended October 31, 2004 is incorporated by reference to Note 13, “Segment Information” on pages F- 18 and F-19 of the Consolidated Financial Statements

                (c)           Narrative Description of Business

FREIT was founded and organized for the principal purpose of acquiring, developing, and owning a portfolio of diverse income producing real estate properties. FREIT’s developed properties include residential apartment communities and retail properties that consist of multi and single tenanted properties. Our properties are located in New Jersey, Maryland and on Long Island. We also currently own approximately 56.5 acres of unimproved land in New Jersey. See “Item 2 Properties - Portfolio of Investments.”

FREIT elected to be taxed as a REIT under the Internal Revenue Code. FREIT operates in such a manner as to qualify for taxation as a REIT in order to take advantage of certain favorable tax aspects of the REIT structure. Generally, a REIT will not be subject to federal income taxes on that portion of its ordinary income or capital gain that is currently distributed to its equity holders.

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As an equity REIT, we generally acquire interests in income producing properties to be held as long-term investments. FREIT’s return on such investments is based on the income generated by such properties mainly in the form of rents.

From time to time, FREIT has sold, and may sell again in the future, certain of its properties in order to (i) obtain capital used or to be used to purchase, develop or renovate other properties which we believe will provide a higher rate of return and increase the value of our investment portfolio, and (ii) divest properties which FREIT has determined or determines are no longer compatible with our growth strategies and investment objectives for our real estate portfolio.

We do not hold any patents, trademarks, or licenses.

                 Portfolio of Real Estate Investments

At October 31, 2004, FREIT’s real estate holdings included (i) nine (9) apartment buildings or complexes containing 986 rentable units, (ii) seven (7) retail properties containing approximately 1,050,000 square feet of leasable space, including one (1) single tenant store, and (iii) three (3) parcels of undeveloped land consisting of approximately 58.5 acres. FREIT and its Affiliates own all such properties in fee simple. See “Item 2 Properties - Portfolio of Investments” of this Annual Report for a description of FREIT’s separate investment properties and certain other pertinent information with respect to such properties that is relevant to FREIT’s business. .”

                                Investment in Affiliates

The consolidated financial statements (See Note 1 to the Consolidated Financial Statements included in Form 10-K) include the accounts the following affiliates not wholly owned by FREIT:

Westwood Hills, LLC (“Westwood Hills”): FREIT owns a 40% membership interest in Westwood Hills that owns and operates a 210-unit residential apartment complex in Westwood, NJ.

Wayne PSC, LLC (“WaynePSC”): FREIT owns a 40% membership interest in Wayne PSC, LLC which owns a 323,000 +/- sq. ft. community center in Wayne, NJ.

S And A Commercial Associates Limited Partnership (“S And A”): FREIT owns a 75% partnership interest in S And A which owns a 269-unit residential apartment complex in Hackensack, NJ.

                                Employees

On October 31, 2004 FREIT and its Affiliates had ten (10) full-time employees and three (3) part-time employees who work solely at the properties owned by FREIT or its Affiliates. The number of part-time employees varies seasonally.

Mr. Robert S. Hekemian, Chairman of the Board and Chief Executive Officer, Mr. Donald W. Barney, President, Treasurer and Chief Financial Officer, and Mr. John A. Aiello, Esq., Secretary and Executive Secretary, are the executive officers of FREIT. Mr. Hekemian devotes approximately fifty to sixty percent (50% - 60%) of his business activities to FREIT, Mr. Barney devotes approximately fifteen percent (15%) of his business activities to FREIT, and Mr. Aiello devotes approximately five percent (5%) of his business activities to FREIT. See “Item 4A – Executive Officers of FREIT.” Hekemian & Co., Inc. (“Hekemian”) has been retained by FREIT to manage FREIT’s properties and is responsible for recruiting, on behalf of FREIT, the personnel required to perform all services related to the operation of FREIT’s properties. See “Management Agreement.”

                                Management Agreement

On April 10, 2002, FREIT and Hekemian executed a new Management Agreement whereby Hekemian would continue as Managing Agent for FREIT. The term of the Management Agreement runs until October 31, 2005 and shall be automatically renewed for periods of two (2) years unless either party gives not less than six (6) months prior notice to the other of non-renewal. No non-renewal notice has been issued by either party. The April 10, 2002 Management Agreement replaces the Management Agreement dated December 20, 1961 as extended. The salient provisions of the new Management Agreement are as follows: FREIT continues to retain the Managing Agent as the exclusive management and leasing agent for properties which FREIT owned as of April 2002, and for the Preakness Shopping Center acquired on November 1, 2002 by WaynePSC. However, FREIT may retain other managing agents to manage certain other properties hereafter acquired and to perform various other duties such as sales, acquisitions, and development with respect to any or all properties. The Managing Agent is no longer the exclusive advisor for FREIT to locate and recommend to FREIT investments, which the Managing Agent deems suitable for FREIT, and is no longer required to offer potential acquisition properties exclusively to FREIT before acquiring those properties for its own account. The new Management

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Agreement includes a detailed schedule of fees for those services, which the Managing Agent may be called upon to perform. The new Management Agreement provides for a termination fee in the event of a termination or non-renewal of the Management Agreement under certain circumstances.

Pursuant to the terms of the new Management Agreement, FREIT pays Hekemian certain fees and commissions as compensation for its services. From time to time, FREIT engages Hekemian to provide certain additional services, such as consulting services related to development and financing activities of FREIT. Separate fee arrangements are negotiated between Hekemian and FREIT with respect to such additional services. See “First Real Estate Investment Trust of New Jersey Notes to Consolidated Financial Statements – Note 8.”

Mr. Hekemian, Chairman of the Board, Chief Executive Officer and a Trustee of FREIT, is the Chairman of the Board and Chief Executive Officer of Hekemian. Mr. Hekemian owns approximately .2% of all of the issued and outstanding shares of Hekemian.

                                Real Estate Financing

FREIT funds acquisition opportunities and the development of its real estate properties largely through debt financing, including mortgage loans against certain of its properties. At October 31, 2004, FREIT’s aggregate outstanding mortgage debt was $148.2 million with an average interest cost on a weighted average basis of 6.451%. FREIT has mortgage loans against certain properties, which serve as collateral for such loans. See the tables in “Item 2 Properties - Portfolio of Investments” for the outstanding mortgage balances at October 31, 2004 with respect to each of these properties.

FREIT is currently, and will continue to be for the foreseeable future, more highly leveraged than it has been in the past. This increased level of indebtedness also presents an increased risk of default on the obligations of FREIT and an increase in debt service requirements that could adversely affect the financial condition and results of operations of FREIT. A number of FREIT’s mortgage loans are being amortized over a period that is greater than the terms of such loans; thereby requiring balloon payments at the expiration of the terms of such loans. FREIT has not established a cash reserve sinking fund with respect to such obligations and at this time does not expect to have sufficient funds from operations to make such balloon payments when due under the terms of such loans. See “Liquidity and Capital Resources” section of Item 7.

FREIT is subject to the normal risks associated with debt financing, including the risk that FREIT’s cash flow will be insufficient to meet required payments of principal and interest; the risk that indebtedness on its properties will not be able to be renewed, repaid or refinanced when due; or that the terms of any renewal or refinancing will not be as favorable as the terms of the indebtedness being replaced. If FREIT were unable to refinance its indebtedness on acceptable terms, or at all, FREIT might be forced to dispose of one or more of its properties on disadvantageous terms which might result in losses to FREIT. These losses could have a material adverse effect on FREIT and its ability to make distributions to shareholders and to pay amounts due on its debt. If a property is mortgaged to secure payment of indebtedness and FREIT is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of revenues and asset value to FREIT. Further, payment obligations on FREIT’s mortgage loans will not be reduced if there is a decline in the economic performance of any of FREIT’s properties. If any such decline in economic performance occurs, FREIT’s revenues, earnings, and funds available for distribution to shareholders would be adversely affected.

Neither FREIT’s Declaration of Trust nor any policy statement formally adopted by FREIT’s Board of Trustees limits either the total amount of indebtedness or the specified percentage of indebtedness (based on the total capitalization of FREIT), which may be incurred by FREIT. Accordingly, FREIT may incur in the future additional secured or unsecured indebtedness in furtherance of its business activities, including, if or when necessary, to refinance its existing debt. Future debt incurred by FREIT could bear interest at rates, which are higher than the rates on FREIT’s existing debt. Future debt incurred by FREIT could also bear interest at a variable rate. Increases in interest rates would increase FREIT’s variable interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements), which could have a material adverse effect on FREIT and its ability to make distributions to shareholders and to pay amounts due on its debt or cause FREIT to be in default under its debt. Further, in the future, FREIT may not be able to, or may determine that it is not able to, obtain financing for property acquisitions or for capital expenditures to develop or improve its properties on terms which are acceptable to FREIT. In such event, FREIT might elect to defer certain projects unless alternative sources of capital were available, such as through an equity or debt offering by FREIT.

                                Competitive Conditions

FREIT is subject to normal competition with other investors to acquire real property and to profitably manage such property. Numerous other REIT(s), banks, insurance companies and pension funds, as well as corporate and individual developers and owners of real estate, compete with FREIT in seeking properties for acquisition and for tenants. Many of these competitors have significantly greater financial resources than FREIT.

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In addition, retailers at FREIT’s retail properties face increasing competition from discount shopping centers, outlet malls, sales through catalogue offerings, discount shopping clubs, marketing and shopping through cable and computer sources, particularly over the Internet, and telemarketing. In many markets, the trade areas of FREIT’s retail properties overlap with the trade areas of other shopping centers. Renovations and expansions at those competing shopping centers and malls could negatively affect FREIT’s retail properties by encouraging shoppers to make their purchases at such new, expanded or renovated shopping centers and malls. Increased competition through these various sources could adversely affect the viability of FREIT’s tenants, and any new retail real estate competition developed in the future could potentially have an adverse effect on the revenues of and earnings from FREIT’s retail properties.

(A)	General Factors Affecting Investment in Retail and Apartment Properties; Effect on Economic and Real Estate Conditions

The revenues and value of FREIT’s retail and residential apartment properties may be adversely affected by a number of factors, including, without limitation, the national economic climate; the regional economic climate (which may be adversely affected by plant closings, industry slow downs and other local business factors); local real estate conditions (such as an oversupply of retail space or apartment units); perceptions by retailers or shoppers of the security, safety, convenience and attractiveness of a shopping center; perception by residential tenants of the safety, convenience and attractiveness of an apartment building or complex; the proximity and the number of competing shopping centers and apartment complexes; the availability of recreational and other amenities and the willingness and ability of the owner to provide capable management and adequate maintenance. In addition, other factors may adversely affect the fair market value of a retail property or apartment building or complex without necessarily affecting the revenues, including changes in government regulations (such as limitations on development or on hours of operation) changes in tax laws or rates, and potential environmental or other legal liabilities.

(B)	Retail Shopping Center Properties’ Dependence on Anchor Stores and Satellite Tenants

FREIT believes that its revenues and earnings; its ability to meet its debt obligations; and its funds available for distribution to shareholders would be adversely affected if space in FREIT’s multi-store shopping center properties could not be leased or if anchor store tenants or satellite tenants failed to meet their lease obligations.

The success of FREIT’s investment in its shopping center properties is largely dependent upon the success of its tenants. Unfavorable economic, demographic, or competitive conditions may adversely affect the financial condition of tenants and consequently the lease revenues from and the value of FREIT’s investments in its shopping center properties. If the sales of stores operating in FREIT’s shopping center properties were to decline due to deteriorating economic conditions, the tenants may be unable to pay their base rents or meet other lease charges and fees due to FREIT. In addition, any lease provisions providing for additional rent based on a percentage of sales could be rendered moot. In the event of default by a tenant, FREIT could suffer a loss of rent and experience extraordinary delays while incurring additional costs in enforcing its rights under the lease, which may or may not be recaptured by FREIT. As at October 31, 2004 the following table lists the ten largest retail tenants, which account for approximately 55.8% of FREIT’s retail rental space and 43.7% of fixed retail rents.

Tenant	Center	Sq. Ft.

Burlington Coat Factory	Westridge Square	85,992
Kmart Corporation	Westwood Plaza	84,254
Macy’s Federated Department Stores, Inc.	Preakness	81,160
Pathmark Stores Inc.	Patchoque	63,932
Stop & Shop Supermarket Co.	Preakness	61,020
Giant Of Maryland Inc.	Westridge Square	55,330
Stop & Shop Supermarket Co.	Franklin Crossing	48,673
Safeway Stores Inc.	Damascus Center	45,189
TJ MAXX	Westwood Plaza	28,480
T-Bowl Inc.	Preakness	27,195

                 (C)         Renewal of Leases and Reletting of Space

There is no assurance that we will be able to retain tenants at our retail properties upon expiration of their leases. Upon expiration or termination of leases for space located in FREIT’s retail properties, the premises may not be relet or the terms of reletting (including the cost of concessions to tenants) may not be as favorable as lease terms for the terminated lease. If FREIT were unable to promptly relet all or a substantial portion of this space or if the rental rates upon such reletting were significantly lower than current or

7

expected rates, FREIT’s revenues and earnings; FREIT’s ability to service its debt; and FREIT’s ability to make expected distributions to its shareholders, could be adversely affected. There are no leases, which FREIT considers material or significant in terms of any single property which expired during the fiscal year 2004 or which is scheduled to expire in the fiscal year 2005.

(D)	Illiquidity of Real Estate Investments; Possibility that Value of FREIT’s Interests may be less than its Investment

Equity real estate investments are relatively illiquid. Accordingly, the ability of FREIT to vary its portfolio in response to changing economic, market or other conditions is limited. Also, FREIT’s interest in its affiliates, Westwood Hills and WaynePSC, are subject to transfer constraints imposed by the operating agreements, which govern FREIT’s investment in these affiliates. Even without such restrictions on the transfer of its interests, FREIT believes that there would be a limited market for its interests in these affiliates.

If FREIT had to liquidate all or substantially all of its real estate holdings, the value of such assets would likely be diminished if a sale was required to be completed in a limited time frame. The proceeds to FREIT from any such sale of the assets in FREIT’s real estate portfolio might be less than the fair market value of those assets.

Impact of Governmental Laws and Regulations on Registrant’s Business

FREIT’s properties are subject to various Federal, state and local laws, ordinances and regulations, including those relating to the environment and local rent control and zoning ordinances.

(A)	Environmental Matters

Both Federal and state governments are concerned with the impact of real estate construction and development programs upon the environment. Environmental legislation affects the cost of selling real estate, the cost to develop real estate, and the risks associated with purchasing real estate.

Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owners knew of, or were responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of any operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral. If FREIT incurred any such liability, it could reduce FREIT’s revenues and ability to make distributions to its shareholders.

A property can also be negatively impacted by either physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties.

At this time, FREIT is aware of the following environmental matters affecting its properties:

                                (i)            Vacant Land Located in Rockaway Township, NJ

The property located in Rockaway Township contains wetlands. Pursuant to a Letter of Interpretation received from the NJDEP, FREIT has determined that the wetlands and associated transition areas will have no material impact on the future development of the property pursuant to the applicable laws and regulations of New Jersey. Under the current zoning ordinance, the property is zoned for multifamily residential use, with a small portion zoned for commercial use. FREIT has received approval from the Township for the construction of 129 garden apartment units.

                                (ii)           Westwood Plaza Shopping Center, Westwood, NJ

This property is in a HUD Flood Hazard Zone and serves as a local flood retention basin for part of Westwood, New Jersey. FREIT maintains flood insurance in the amount of $500,000 for the subject property, which is the maximum available under the HUD Flood Program for the property. Any reconstruction of that portion of the property situated in the flood hazard zone is subject to regulations promulgated by the New Jersey Department of Environmental Protection (“NJDEP”), which could require extraordinary construction methods.

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(iii) Franklin Crossing, Franklin Lakes, NJ

The redeveloped Franklin Crossing shopping center was completed during the summer of 1997. Also in 1997, a historical discharge of hazardous materials was discovered at Franklin Crossing. The discharge was reported to the NJDEP in accordance with applicable regulations. FREIT completed the remediation required by the NJDEP.

In November 1999, FREIT received a No Further Action Letter from the NJDEP concerning the contaminated soil at Franklin Crossing. Monitoring of the groundwater will continue pursuant to a memorandum of agreement filed with the NJDEP.

(iv) Preakness Shopping Center, Wayne, NJ

Prior to its purchase by WaynePSC, a Phase I and Phase II Environmental Assessment of the Preakness shopping center revealed soil and ground water contamination with Percloroethylene (Dry Cleaning Fluid) caused by the mishandling of this chemical by a former Dry Cleaner tenant.

The seller of the center to WaynePSC is in the process of performing the remedial work in accordance with the requirements of the NJDEP. Additionally, the seller has escrowed the estimated cost of the remediation and has purchased a cap-cost insurance policy covering any expenses over and above the estimated cost.

                                (v)           Other

a) The State of New Jersey has adopted an underground fuel storage tank law and various regulations with respect to underground storage tanks.

FREIT no longer has underground storage tanks on any of its properties.

FREIT has conducted environmental audits for all of its properties except for its undeveloped land; retail properties in Franklin Lakes (Franklin Crossing) and Glen Rock, New Jersey; and residential apartment properties located in Lakewood, Palisades Park and Hasbrouck Heights, New Jersey. Except as noted in subparagraph (iii) above, the environmental reports secured by FREIT have not revealed any environmental conditions on its properties, which require remediation pursuant to any applicable Federal or state law or regulation.

b) FREIT has determined that several of its properties contain lead based paint (“LBP”). FREIT complies with all Federal, state and local requirements as they pertain to LBP.

FREIT does not believe that the environmental conditions described in subparagraphs (i) - (iv) above will have a materially adverse effect upon the capital expenditures, revenues, earnings, financial condition or competitive position of FREIT.

(B)	Rent Control Ordinances

Each of the apartment buildings or complexes owned by FREIT is subject to some form of rent control ordinance which limits the amount by which FREIT can increase the rent for renewed leases, and in some cases, limits the amount of rent which FREIT can charge for vacated units. Westwood Hills is not subject to any rent control law or regulation.

(C)	Zoning Ordinances

Local zoning ordinances may prevent FREIT from renovating, expanding or converting its existing properties, for their highest and best use as determined by FREIT’s Board of Trustees. The Board of Trustees is not aware of any such zoning impediments to the development of the Rockaway Township and South Brunswick properties described herein (See Item I (a) iii).

(D)	Financial Information about Foreign and Domestic Operations and Export Sale

FREIT does not engage in operations in foreign countries and it does not derive any portion of its revenues from customers in foreign countries.
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ITEM 2   PROPERTIES

                Portfolio of Investments: The following charts set forth certain information relating to each of FREIT’s real estate investments in addition to the specific mortgages encumbering the properties.

Residential Apartment Properties as of October 31, 2004 :

Property and Location	Year Acquired	No. of Units	Average Annual Occupancy Rate	Mortgage Balance ($000)		Depreciated Cost of Buildings and Equipment ($000)

Lakewood Apts.	1962	40	93.50%	None	(1)	$107
Lakewood, NJ

Palisades Manor	1962	12	95.50%	None	(1)	$39
Palisades Park, NJ

Grandview Apts.	1964	20	96.90%	None	(1)	$118
Hasbrouck Heights, NJ

Height Manor	1971	79	96.90%	$3,422		$575
Spring Lake Heights, NJ

Hammel Gardens	1972	80	94.70%	$4,996		$809
Maywood, NJ

Steuben Arms	1975	100	90.80%	$6,930		$1,335
River Edge, NJ

Berdan Court	1965	176	96.00%	$13,704		$1,555
Wayne, NJ

Pierre Towers (3)	2004	269	92.60%	$34,125		$45,213
Hackensack, NJ

Westwood Hills (2)	1994	210	95.10%	$17,592		$13,097
Westwood, NJ

(1)	Security for draws against FREIT’s Credit Line. As of October 31, 2004 there were no draws outstanding.

(2)	FREIT owns a 40% equity interest in Westwood Hills. See Investment in Affiliates.

(3)	Pierre Towers is 100% owned by S And A Commercial Associates LP, which is 75% owned by FREIT.
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Retail Properties as of October 31, 2004:

Property and Location	Year Acquired		Leaseable Space- Approximate Sq. Ft.	Average Annual Occupancy Rate	Mortgage Balance ($000)		Depreciated Cost of Buildings and Equipment ($000)

Franklin Crossing	1966	(2)	87,041	99.50%	None	(1)	$9,448
Franklin Lakes, NJ

Westwood Plaza	1988		173,854	99.90%	$9,758		$11,309
Westwood, NJ

Westridge Square	1992		256,620	88.60%	$16,885		$20,868
Frederick, MD

Pathmark Super Store	1997		63,962	100.00%	$6,553		$9,390
Patchogue, NY

Glen Rock, NJ	1962		4,800	76.90%	None	(1)	$187

Preakness Center (3)	2002		322,136	92.10%	$32,000		$32,777
Wayne, NJ

Damascus Center	2003		139,878	80.90%	$2,279		$9,786
Damascus, MD

Rockaway, NJ	1964/1963		1+/- Acre Landlease	100.00%	None		$139

(1)	Security for draws against FREIT’s Credit Line. As at October 31, 2004 there were no draws outstanding.

(2)	The original 33,000 sq. ft. shopping center was replaced with a new 87,041 sq. ft. center that opened in October 1997.

(3)	FREIT owns a 40% equity interest in WaynePSC that owns the center.

Vacant Land as of October 31, 2004:

Location (1)	Acquired	Current Use	Permitted Use per Local Zoning Laws	Acreage Per Parcel

Franklin Lakes, NJ	1966	None	Residential	4.27

Rockaway, NJ (2)	1964/1963	None	Multi Family / Retail	18.26

Wayne, NJ	2002	None	Commercial	2.1

So. Brunswick, NJ (3)	1964	Principally leased as farmland qualifying for state farmland assessment tax treatment	Industrial	33

(1)	All of the above land is unencumbered.

(2)	FREIT has received approval for the construction of 129 garden apartment units on this land.

(3)	Site plan approval has been received for the construction of a 563,000 square foot industrial building.
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FREIT believes that it has a diversified portfolio of residential and retail properties. FREIT’s business is not materially dependent upon any single tenant or any one of its properties. The following Table lists FREIT’s properties that have contributed 15% or more of FREIT’s total revenue in one (1) or more of the last three (3) fiscal years.

	Fiscal Year Ended October 31,

	2003	2002	2001

Preakness Center (1)	17.2%	15.9%	0.0%

(1)	Center acquired November 2002.

Although FREIT’s general investment policy is to hold properties as long-term investments, FREIT could selectively sell certain properties if it determines that any such sale is in FREIT’s and its shareholders best interests. With respect to FREIT’s future acquisition and development activities, FREIT will evaluate various real estate opportunities which FREIT believes would increase FREIT’s revenues and earnings as well as compliment and increase the overall value of FREIT’s existing investment portfolio.

Except for the Pathmark supermarket super store located in Patchogue, Long Island, all of FREIT’s and its Affiliate’s (WaynePSC) retail properties have multiple tenants.

FREIT and its Affiliate’s retail shopping center properties have twelve (12) anchor / major tenants, that account for approximately 53% of the space leased. The balance of the space is leased to one hundred twenty (120) satellite tenants. The following table lists the anchor / major tenants at each center and the number of satellite tenants:

Shopping Center	Net Leaseable Space	Anchor/Major Tenants	No. Of Satellite Tenants

Westridge Square	254,970	Giant Supermarket	26
Frederick, MD		Burlington Coat Factory

Franklin Crossing	87,868	Stop & Shop	18
Franklin, Lakes, NJ

Westwood Plaza	173,875	Kmart Corp	20
Westwood, NJ		TJMaxx

Preakness Center (1)	322,136	Stop & Shop	40
Wayne, NJ		Macy’s
		CVS
		Annie Sez
		Clearview Theaters

Damascus Center	139,878	Safeway Stores	16
Damascus, MD		Damascus Rd Comm. Church

(1)	FREIT has a 40% interest in this center.

With respect to most of FREIT’s retail properties, lease terms range from five (5) years to twenty-five (25) years with options which if exercised would extend the terms of such leases. The lease agreements generally contain clauses for reimbursement of real estate

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taxes, maintenance, insurance and certain other operating expenses of the properties. During the last three (3) completed fiscal years, FREIT’s retail properties averaged a 93.9% occupancy rate with respect to FREIT’s available leasable space

Leases for FREIT’s apartment buildings and complexes are usually one (1) year in duration. Even though the residential units are leased on a short-term basis, FREIT has averaged, during the last three (3) completed fiscal years, a 95.7% occupancy rate with respect to FREIT’s available apartment units.

FREIT does not believe that any seasonal factors materially affect FREIT’s business operations and the leasing of its retail and apartment properties.

FREIT believes that its properties are covered by adequate fire and property insurance provided by reputable companies and with commercially reasonable deductibles and limits.

ITEM 3                   LEGAL PROCEEDINGS

There are no material pending legal proceedings to which FREIT is a party or of which any of its properties is the subject. There is, however, ordinary and routine litigation involving FREIT’s business including various tenancy and related matters. Notwithstanding the environmental conditions disclosed in “Item 1(c) Description of Business - Impact of Governmental Laws and Regulations on Registrant’s Business; Environmental Matters,” there are no legal proceedings concerning environmental issues with respect to any property owned by FREIT.

ITEM 4                 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of FREIT’s 2004 fiscal year.

ITEM 4A                EXECUTIVE OFFICERS OF FREIT

The executive officers of FREIT as of February 7, 2005 are listed below. Brief summaries of their business experience and certain other information with respect to each of them is set forth in the following table and in the information, which follows the table.

As a result of Hekemian being responsible for managing the day-to-day operations of FREIT’s properties, the executive officers, with the exception of Mr. Robert S. Hekemian, are not required to devote a significant part of their business activities to their duties as executive officers of FREIT. See “Item 1(c) Narrative Description of Business - Management Agreement.”  Except for Mr. Aiello, Secretary, and Executive Secretary of FREIT, each of the executive officers is also a Trustee of FREIT.

                The executive officers of FREIT are as follows:

Name	Age	Position

Robert S. Hekemian	73	Chairman of the Board and Chief Executive Officer

Donald W. Barney	64	President, Treasurer and Chief Financial Officer

John A. Aiello, Esq.	55	Secretary and Executive Secretary

                Robert S. Hekemian  has been active in the real estate industry for more than fifty (50) years. Mr. Hekemian has served as Chairman of the Board and Chief Executive Officer of FREIT since 1991, and as a Trustee since 1980. From 1981 to 1991, Mr. Hekemian was President of FREIT. Mr. Hekemian directly devotes approximately fifty to sixty percent (50% - 60%) of his time to execute his duties as an executive officer of FREIT. Mr. Hekemian is also the Chairman of the Board and Chief Executive Officer of Hekemian. See “Item 1(c) Narrative Description of Business - Management Agreement.”  Mr. Hekemian is a director of the

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Pascack Community Bank. Mr. Hekemian is also a director, partner and officer in numerous private real estate corporations and partnerships.

                Donald W. Barney  has served as President of FREIT since 1993, as a Trustee since 1981, and was elected Treasurer and Chief Financial Officer in January 2003. Mr. Barney devotes approximately fifteen percent (15%) of his time to execute his duties as an executive officer of FREIT. Mr. Barney was associated with Union Camp Corporation, a diversified manufacturer of paper, packaging products, chemicals, and wood products, from 1969 through December 31, 1998, as Vice President and Treasurer. Mr. Barney was a director of Ramapo Financial Corporation until it was acquired, in May 1999 by another financial institution, and is a partner and director in several other private real estate investment companies, and a director of the Hilltop Community Bank.

                John A. Aiello, Esq., an attorney, was elected to serve as the Executive Secretary of FREIT in August 2002, and as Secretary in January 2003. Mr. Aiello devotes approximately five percent (5%) of his time to execute his duties as an executive officer of FREIT. Beginning in 1974, Mr. Aiello has spent his entire career with the law firm of Giordano Halleran & Ciesla, P.C. (“GH&C”), with offices in Middletown and Trenton, NJ. Mr. Aiello is an officer and shareholder of GH&C. Mr. Aiello is Chairman of GH&C’s Corporate and Securities Department, and his practice focuses on corporate law, corporate finance, securities, mergers, and acquisitions.

PART II

ITEM 5	MARKET FOR FREIT’S COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS

            Shares of Beneficial Interest

Beneficial interests in FREIT are represented by shares without par value (the “Shares”). The Shares represent FREIT’s only authorized, issued and outstanding class of equity. As of February 7, 2005, there were approximately 500 holders of record of the Shares.

The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board® Service (the “OTC Bulletin Board”) provided by NASD, Inc. FREIT does not believe that an active United States public trading market exists for the Shares since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, at the end of the periods indicated, the Bid and Asked quotations for the Shares on the OTC Bulletin Board and have been adjusted for prior periods to reflect the one-for-one share dividend paid in March 2004.

	Bid	Asked
Fiscal Year Ended October 31, 2004
First Quarter	$19.50	$25.00
Second Quarter	$22.75	$23.00
Third Quarter	$22.60	$23.90
Fourth Quarter	$22.50	$23.00

	Bid	Asked
Fiscal Year Ended October 31, 2003
First Quarter	$11.25	$16.00
Second Quarter	$12.25	$12.87
Third Quarter	$12.75	$13.12
Fourth Quarter	$14.12	$18.00

The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The source of the bid and asked quotations is Janney Montgomery Scott, Inc., members of the New York Stock Exchange and other national securities exchanges.

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                Dividends

The holders of Shares are entitled to receive distributions as may be declared by FREIT’s Board of Trustees. Dividends may be declared from time to time by the Board of Trustees and may be paid in cash, property, or Shares. The Board of Trustees’ present policy is to distribute annually at least ninety percent (90%) of FREIT’s REIT taxable income as dividends to the holders of Shares in order to qualify as a REIT for Federal income tax purposes. Distributions are made on a quarterly basis. In fiscal 2004 and fiscal 2003, FREIT paid or declared aggregate total dividends of $1.10 and $0.90 per share, respectively, to the holders of Shares. See “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Distributions to Shareholders.”

                Securities Authorized for Issuance Under Equity Compensation Plans

See table included in “Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”.

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ITEM 6                   SELECTED FINANCIAL DATA

The selected consolidated financial data for FREIT for each of the five (5) fiscal years in the period ended October 31, 2004 are derived from financial statements that have been audited and reported upon by J.H. Cohn LLP, independent public accountants for FREIT and have been restated to include the accounts of Westwood Hills and WaynePSC. This data should be read in conjunction with “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report and with FREIT’s consolidated financial statements and related notes included in this Annual Report.

BALANCE SHEET DATA:
As At October 31,	2004	2003	2002	2001	2000

	(In thousands Of Dollars)
Total Assets	$190,575	$155,764	$110,485	$110,958	$111,438

Long-Term Obligations	$148,244	$126,767	$83,188	$84,350	$85,399

Shareholders’ Equity	$31,167	$22,140	$21,903	$21,588	$21,144

Weighted average shares outstanding:
Basis	6,378	6,268	6,240	6,240	6,240

Diluted	6,658	6,522	6,466	6,266	6,240

INCOME STATEMENT DATA:
Year Ended October 31,	2004	2003	2002	2001	2000

	(In Thousands Of Dollars, Except Per Share Amounts)
Revenue:
Revenue from real estate operations	$30,356	$25,399	$19,571	$18,832	$18,182

Expenses:
Real estate operatons	11,459	9,133	6,460	6,566	5,967
General and administrative expenses	689	592	449	539	365
Depreciation	3,677	2,839	2,155	2,122	2,045
Minority interest	416	374	404	286	260

Totals	16,241	12,938	9,468	9,513	8,637

Operating income	14,115	12,461	10,103	9,319	9,545

Investment income	183	201	249	680	834
Interest expense including amortization
of deferred financing costs	(9,046)	(7,838)	(5,480)	(5,543)	(5,634)

Income from continuing operations	5,252	4,824	4,872	4,456	4,745

Discontinued operations:
Income from discontinued operations,
net of Minority Interests *	9,958	741	809	244	14

Net income	$15,210	$5,565	$5,681	$4,700	$4,759

* Includes gain of disposal of $12,681 and $475
in fiscal years 2004 and 2002 respectively.

Basic earnings per share:
Continuing operations	$0.82	$0.77	$0.78	$0.71	$0.76
Discontinued operations	$1.56	$0.12	$0.13	$0.04	$0.00

Net income	$2.38	$0.89	$0.91	$0.75	$0.76

Diluted earnings per share:
Continuing operations	$0.79	$0.74	$0.75	$0.71	$0.76
Discontinued operations	$1.50	$0.11	$0.13	$0.04	$0.00

Net income	$2.29	$0.85	$0.88	$0.75	$0.76

Cash Dividends Declared Per Common Share	$1.10	$0.90	$0.86	$0.69	$0.67

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ITEM 7	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Identifying Important Factors That Could Cause FREIT’s Actual Results to Differ From Those Projected in Forward Looking Statements.

Readers of this discussion are advised that the discussion should be read in conjunction with the consolidated financial statements of FREIT (including related notes thereto) appearing elsewhere in this Form 10-K. Certain statements in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect FREIT’s current expectations regarding future results of operations, economic performance, financial condition and achievements of FREIT, and do not relate strictly to historical or current facts. FREIT has tried, wherever possible, to identify these forward-looking statements by using words such as “believe,” “expect,” “anticipate,” “intend, “ “plan,” “ estimate,” or words of similar meaning.

Although FREIT believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those projected. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in FREIT’s real estate markets, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.

Overview

FREIT is an equity real estate investment trust (“REIT”) that owns a portfolio of residential apartment and retail properties. Our revenues consist primarily of fixed rental income from our residential and retail properties and additional rent in the form of expense reimbursements derived from our income producing retail properties. We also receive income from our 40% owned Affiliate, Westwood Hills, which owns a residential apartment property and beginning in fiscal 2003, we began receiving income from our 40% owned affiliate w\WaynePSC that owns the Preakness shopping center. Our policy has been to acquire real property for long-term investment.

Effects of recent accounting pronouncements:

In December 2003, the FASB issued revised FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No.51.” (“FIN 46R”). FIN 46R requires the consolidation of an entity in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity (variable interest entities, or “VIEs”). Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership or a majority voting interest in the entity. FIN 46R is applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special-purpose entities for periods ending after December 31, 2003. Applications by public entities for all other types of entities are required in financial statements for periods ending after March 15, 2004.

In accordance with the definition of related parties as defined in paragraph 16 of FIN 46R and the guidance in paragraph 4h, it is the belief of the management of FREIT that FIN 46R is applicable to Westwood Hills, LLC and Wayne PSC, LLC, both 40% owned by FREIT. Because of this determination, FREIT has consolidated these two entities in addition to its 75% owned subsidiary, S And A and its wholly-owned subsidiary, Damascus Centre, LLC, commencing with the quarter ended April 30, 2004, and has restated its October 31, 2003 balance sheet and the prior periods reported in this Form 10-K. The consolidation of these two entities did not have any impact on FREIT’s equity, net income, or earnings per share.

In December 2004, the FASB issued SFAS No.123 (R) “Accounting for Stock-Based Compensation.” SFAS 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123 (R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123 (R), only certain pro forma disclosures of fair value were required. SFAS 123 (R) shall be effective for FREIT as of the beginning of the first interim or annual reporting period that begins after

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December 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on FREIT’s consolidated financial statements.

In December 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS 148, which amends SFAS 123. SFAS 148 provides alternate methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. However, we do not expect to make such a change. In addition, SFAS 148 amends SFAS 123 to require more prominent annual and quarterly disclosures in the financial statements about the effects of using the intrinsic value method rather than the fair value method for stock-based compensation. The adoption of this provision of SFAS 148 did not have a material impact on FREIT’s consolidated financial statements.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The adoption of the provisions of SFAS 149 did not have a material impact on FREIT’s consolidated financial statements.

In May 2003 the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS 150 did not have any impact on FREIT’s consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the separation and allocation of consideration for arrangements that include multiple deliverables. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenues recognized in a bundled sales arrangement. The allocation of revenues to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus was effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the provisions of EITF 00-21 did not have a material impact on FREIT’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements Nos. 5, 57 and 107 and a rescission of FASB Interpretation No.34.” This Interpretation, among other things, clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The adoption of the initial recognition and measurement provisions of the Interpretation was required for guarantees issued or modified after December 31, 2002. Such adoption did not have a material impact on FREIT’s consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Pursuant to the Securities and Exchange Commission (“SEC”) disclosure guidance for “Critical Accounting Policies,” the SEC defines Critical Accounting Policies as those that require the application of Management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used, which are outlined in Note 1 to our Consolidated Financial Statements which is presented elsewhere in this Annual Report, have been applied consistently as at October 31, 2004 and 2003, and for the years ended October 31, 2004, 2003 and 2002. We believe that the following accounting policies or estimates require the application of Management’s most difficult, subjective, or complex judgments:

Revenue Recognition: Base rents, additional rents based on tenants’ sales volume and reimbursement of the tenants’ share of certain operating expenses are generally recognized when due from tenants. The straight-line basis is used to recognize base rents under leases if they provide for varying rents over the lease terms. Straight-line rents represent unbilled rents receivable to the extent straight-line rents exceed current rents billed in accordance with lease agreements. Before FREIT can recognize revenue, it is required to assess, among other things, its collectibility. If we incorrectly determine the collectibility of revenue, our net income and assets could be overstated.

Valuation of Long-Lived Assets: We periodically assess the carrying value of long-lived assets whenever we determine that events or changes in Circumstances indicate that their carrying amount may not be recoverable. When FREIT determines that the carrying

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value of long-lived assets may be impaired, the measurement of any impairment is based on a projected discounted cash flow method determined by FREIT’s management. While we believe that our discounted cash flow methods are reasonable, different assumptions regarding such cash flows may significantly affect the measurement of impairment.

Results of Operations:

In October 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires the reporting of discontinued operations to include components of an entity that have either been disposed of or are classified as held for sale. FREIT has adopted SFAS No. 144. During 2002 and 2004, FREIT sold its Camden, NJ and its Olney, MD properties, respectively. FREIT has reclassified the net income (loss) from the operation of these properties as Discontinued Operations for all periods presented. The adoption of SFAS No. 144 did not have an impact on net income, but only impacted the presentation of these properties within the consolidated statements of income. The results of this reclassification can be seen in “ITEM 6 SELECTED FINANCIAL DATA” above and in the Consolidated Financial Statements of FREIT (including related notes thereto) appearing elsewhere in this Form 10-K.

Since we consider net income from continuing operations (which excludes the operations of the Camden and Olney properties) to be the most significant element of net income, all references and comparisons refer to this item unless otherwise stated. All references to per share amounts are on a diluted basis (unless otherwise indicated), and refer to earnings per share from continuing operations and have been adjusted to reflect the one-for-one share dividends paid in October 2001 and March 2004.

Results of Operations:
Fiscal Year Ended October 31, 2004 and 2003

Revenues for the fiscal year ended October 31, 2004 (“Fiscal 2004”) increased $4, 939,000 or 19.3% over revenues for the fiscal year ended October 31, 2003 (“Fiscal 2003”). The components of the increase are summarized in this chart:

	Year Ended October 31,
	2004	2003	Increase (decrease)

Retail revenues:
Same properties (1)	$16,105	$15,304	$801
New Properties	1,253	265	988

	17,358	15,569	1,789

Residential revenues:
Same properties (1)	9,978	9,830	148
New Properties	3,020		3,020

	12,998	9,830	3,168

Total real estate revenues	30,356	25,399	4,957

Investment income
and other	183	201	(18)

Total Revenues	$30,539	$25,600	$4,939

(1)	Properties operated since the beginning of fiscal 2003.

New Properties, specifically by The Pierre, generated the major increase in revenues. The Pierre is a 269-apartment high-rise residential property in Hackensack, NJ, that was purchased in July 2004.

Income from continuing operations increased $428,000 (8.9%) to $5,252,000 for fiscal 2004 from Fiscal 2003.

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SEGMENT INFORMATION

The following table sets forth comparative operating data for FREIT’s real estate segments.

	Retail				Residential				Combined

	Year Ended October 31,		Increase (Decrease)		Year Ended October 31,		Increase (Decrease)		Year Ended October 31,

	2004	2003	$	%	2004	2003	$	%	2004	2003
	(in thousands)				(in thousands)				(in thousands)

Rental income	$12,699	$11,195	$1,504	13.4%	$12,843	$9,737	$3,106	31.9%	$25,542	$20,932
Percentage rent	57	129	(72)				—		57	129
Reimbursements	4,229	3,943	286	7.3%			—		4,229	3,943
Other	36	26	10	38.5%	155	93	62	66.7%	191	119

Total Revenue	17,021	15,293	1,728	11.3%	12,998	9,830	3,168	32.2%	30,019	25,123

Operating expenses	5,663	5,237	426	8.1%	5,794	3,896	1,898	48.7%	11,457	9,133

Net operating income	$11,358	$10,056	$1,302	12.9%	$7,204	$5,934	$1,270	21.4%	18,562	15,990

Average
Occupancy %	92.1%	91.5%		0.6%	94.4%	96.2%		–1.8%

Reconciliation to consolidated net income:
Deferred rents - straight lining	335	276
Net investment income	183	201
General and administrative expenses	(689)	(592)
Depreciation	(3,677)	(2,839)
Financing costs	(9,046)	(7,838)
Minority interest	(416)	(374)

Net income from continuing operations	5,252	4,824
Discontinued operations	9,958	741

Net income	$15,210	$5,565

The above table details the comparative net operating income (“NOI”) for FREIT’s Retail and Residential Segments, and reconciles the combined NOI to consolidated Net Income. NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

RETAIL SEGMENT

During Fiscal 2004 revenues increased $1,728,000 (11.3%) to $17,021,000 and NOI increased $1,302,000 (12.9%) to $11,358,000. $850,000 of the NOI increase is attributable to the new properties of the Damascus Shopping Center, acquired July 2003, and rent from our land lease in Rockaway Township, NJ, that commenced December 2003. Revenues from same properties increased 5.2% to $16,105,000 and NOI from same properties increased $612,000 (6.2%) to $10,508,000. The reasons for the favorable increases are attributable to higher occupancy for full Fiscal 2004 and higher rents.

RESIDENTIAL SEGMENT

Residential revenue increased $3,168, 000 (32.2%) to $12,998,000 during Fiscal 2004 from $9,830,000 for Fiscal 2003. As indicated above, the principal amount of the increase was attributable to the operations of The Pierre, which has been included in operations for the period from April 15, 2004 through October 31, 2004. The Pierre, a 269-apartment unit high rise in Hackensack, NJ, was acquired by S And A, FREIT’s 75% owned subsidiary.

While revenues at the same properties (properties operated since the start of Fiscal 2003) increased slightly to $9,978,000 during Fiscal 2004 from $9.830,000 for Fiscal 2003, average occupancy for the same properties decreased to 94.8% during Fiscal 2004 compared to 96.2% for Fiscal 2003. The decrease in occupancy was the result of weakened demand for rental housing in our markets. This reduced occupancy, coupled with rent concessions, higher advertising, painting and decorating expenses, resulted in the NOI of our same properties falling $210,000 (3.5%) to $5,723,000 for Fiscal 2003 from $5,933,000 for Fiscal 2003.

We feel the rental housing demand has firmed, as occupancies are picking up and concessions eliminated. We expect fiscal 2005 to show improved operating results.

While demand during Fiscal 2004 was sluggish, average monthly asking rents at our same properties increased 2.1% to $1,192, from $1,167 during Fiscal 2003. Average asking monthly rents including The Pierre were $1,529.

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Our residential revenue is principally composed of monthly apartment rental income. Total rental income is a factor of occupancy and monthly apartment rents. A 1% decline in annual average occupancy, or a 1% decline in average rents, results in an annual decline of $158,000 and $149,000 respectively.

During Fiscal 2004 we expended $416,000 ($580 per apartment unit), excluding The Pierre, to improve and maintain the competitiveness of our apartments. Since our apartment communities were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties. At The Pierre a major renovation program has been started. We intend to modernize, where required, all apartments and modernize some of the buildings mechanical services. This renovation is expected to take, at least, several years to complete and will be financed from operating cash flow and cash reserves.

Rockaway Township, NJ

We own approximately 20 ± acres of undeveloped land in Rockaway Township, NJ. Building plan approval has been received from Rockaway Township for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million that we will finance, in part, from construction financing and, in part, from funds available from our institutional money market investments. We have received final water allocation and sewer approval from the NJ Department of Environmental Protection. As soon as construction agreements are negotiated and finalized, construction will begin and is expected to last twelve to eighteen months.

NET INVESTMENT INCOME

Net investment income decreased approximately 9% to $187,000 for Fiscal 2004 compared to $201,000 for Fiscal 2003. Net investment income is principally derived from interest earned from our cash on deposit in institutional money market funds. The amount of earnings is dependent on prevailing interest rates in effect from time-to-time.

FINANCING COSTS

Financing costs are summarized as follows:

	Year Ended October 31,
	2004	2003
	($000)
Fixed rate Mortgages
1st Mortgages
Existing	$7,040	$7,323
New (1)	1,162	59
2nd Mortgages
New (1)	564	243
Credit Line	23
Other	61	36

	8,850	7,661
Amortization of
Mortgage Costs	196	177

Financing Costs	$9,046	$7,838

(1) Mortgages not in place at beginning of Fiscal 2003.

Financing costs for Fiscal 2004 increased by $1,208,000 (15.4%) compared to Fiscal 2003. The principal reasons for the increase were the new first mortgage loans on FREIT’s acquisitions of the Damascus Shopping Center in 2003 and The Pierre during Fiscal 2004; and the result of a full year’s interest expense on the 2nd mortgages placed on several of our residential properties during Fiscal 2003. Additionally, FREIT incurred interest costs for draws against its credit line to purchase The Pierre.

GENERAL AND ADMINISTRATIVE EXPENSES

Our General and Administrative expenses increased 16.4% to $689,000 for Fiscal 2004 from $592,000 for Fiscal 2003. The principal reasons for the increase were higher Officer and Trustee’s fees for Fiscal 2003, higher NJ income taxes, and increases in legal fees.

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DEPRECIATION

Depreciation expense in fiscal 2004 increased $838,000 (29.5%) to $3,677,000 from $2,839,000 for Fiscal 2003. The principal reasons for the increase was the acquisition of The Pierre during Fiscal 2004, and a full year’s depreciation taken on the Damascus Shopping Center, which was purchased during Fiscal 2003.

Results of Operations:

Fiscal Years Ended October 31, 2003 and 2002

Revenues for the fiscal year ended October 31, 2003 (“Fiscal 2003”) increased $5,780,000 or 29% over revenues for the fiscal year ended October 31, 2002 (“Fiscal 2002”). The components of the increase are summarized in this chart:

	Year Ended October 31,		Increase (decrease)

	2003	2002

Retail revenues:
Same properties (1)	$10,445	$10,063	$382
New Properties	5,124	—	5,124

	15,569	10,063	5,506

Residential revenues:
Same properties (1)	9,830	9,508	322

	9,830	9,508	322

Total real estate revenues	25,399	19,571	5,828

Investment income
and other	201	249	(48)

Total Revenues	$25,600	$19,820	$5,780

(1)	Properties operated since the beginning of fiscal 2002.

Income from continuing operations decreased marginally to $4,824,000 for Fiscal 2003 from $4,872,000 for Fiscal 2002.

SEGMENT INFORMATION

The following table sets forth comparative operating data for FREIT’s real estate segments:

	Retail				Residential				Combined

	Year Ended October 31,		Increase (Decrease)		Year Ended October 31,		Increase (Decrease)		Year Ended October 31,

	2003	2002	$	%	2003	2002	$	%	2003	2002
	(in thousands)				(in thousands)				(in thousands)

Rental income	$11,195	$7,334	$3,861	52.6%	$9,737	$9,407	$330	3.5%	$20,932	$16,741
Percentage rent	129	108	21				—		129	108
Reimbursements	3,943	2,283	1,660	72.7%			—		3,943	2,283
Other	26	75	(49)	–65.3%	93	101	(8)	–7.9%	119	176

Total Revenue	15,293	9,800	5,493	56.1%	9,830	9,508	322	3.4%	25,123	19,308

Operating expenses	5,237	2,906	2,331	80.2%	3,896	3,554	342	9.6%	9,133	6,460

Net operating income	$10,056	$6,894	$3,162	45.9%	$5,934	$5,954	$(20)	–0.3%	15,990	12,848

Average
Occupancy %	91.5%	96.9%		–5.4%	96.2%	96.4%		–0.2%

Reconciliation to consolidated net income:
Deferred rents - straight lining	276	263
Net investment income	201	249
General and administrative expenses	(592)	(449)
Depreciation	(2,839)	(2,155)
Financing costs	(7,838)	(5,480)
Minority interest	(374)	(404)

Net income from continuing operations	4,824	4,872
Discontinued operations	741	809

Net income	$5,565	$5,681

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The above table details the comparative net operating income (“NOI”) for FREIT’s Retail and Residential Segments, and reconciles the combined NOI to consolidated Net Income. NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

RETAIL SEGMENT

During Fiscal 2003, revenues increased by $5,493,000 (56.1%) and NOI increased by $3,162,000 45.9(%) in spite of average occupancy declining 5.4% to 91.5% from 96.9% for Fiscal 2002.

Revenues and NOI from same properties (those properties included for a full year in fiscal 2003 and 2002) for Fiscal 2003 increased by $508,000 (5.2%) and $195,000 (2.8%) respectively over Fiscal 2002. The balance of the revenue and NOI increase came from our Damascus Center that we acquired on July 31, 2003, and the Preakness Center that was acquired on November 1, 2002.

The increases for Fiscal 2003 from same properties reflects higher rents from existing tenants and rents from new tenants not in occupancy during Fiscal 2002. The increased rents offset the decline in average occupancy, principally at our Westridge Square property with the vacancy created by the Westridge Cinema closing its theater (see below). This vacancy, if the space in not leased, will have a greater negative impact in the next fiscal year.

Westridge Square:

In February 2003 Westridge Cinema (“Tenant”) closed its theater and ceased paying rent. Tenant’s lease expires April 30, 2007. Total rent and expense reimbursements currently aggregate approximately $488,000 per year. FREIT and Tenant have agreed on the terms of a lease termination agreement whereby Tenant paid FREIT a lump sum payment of approximately $1.8 million to terminate the lease. The mortgage lender has agreed to the termination agreement with the stipulation that the entire lump sum payment made by the Tenant be deposited in an interest bearing escrow account held for the benefit of the mortgage lender. Up to $750,000 will be disbursed to FREIT (a) in monthly installments of $31,595 over approximately twenty four (24) months, or (b) the balance of the un-disbursed $750,000 will be disbursed once the mortgage lender is provided with a Certificate of Occupancy (“C of O”) covering all of the space vacated by the Tenant. The balance of the lease termination payment of approximately $1 million representing a Tenant Improvement (“TI”) Reserve, will be disbursed to FREITat the earlier of (a) in $250,000 increments as comparable amounts of TI’s are incurred, or (b) when a C of O is obtained and the space vacated by the Tenant is leased and reoccupied, or (c) when the mortgage loan has been repaid.

ACQUISITION

On July 31, 2003, Damascus Centre, LLC, an entity wholly owned by FREIT, acquired the Damascus Shopping Center in Damascus, MD.

The shopping center is situated on 13 acres, and contains approximately 139,000 SF of retail and office space. A Safeway supermarket is the anchor tenant.

The total acquisition costs of $10.3 Million were financed in part by the assumption of an existing $2.6 Million first mortgage loan and the balance of $7.7 Million with equity capital. Included in the acquisition costs is an amount paid to an existing tenant to terminate its lease as of December 31, 2003. FREIT is considering offering an interest in this investment to an entity owned by employees of Hekemian, FREIT’s managing agent.

FREIT plans to demolish the existing buildings, with the exception of the freestanding McDonald’s restaurant. A new Shopping Center will be constructed of approximately 145,000 SF, of which 58,000 SF is expected to be occupied by a new, prototype supermarket. A smaller building will be constructed on an out parcel, which will accommodate the office tenants as well as some smaller, retail space. This plan to construct a new center is subject to obtaining all approvals and building permits from the various governing authorities. Construction costs for the new center are estimated at approximately $13 million. Construction is expected to begin during the latter part of 2005.

RESIDENTIAL SEGMENT

Residential revenue increased by $332,000 (3.4%) to $9,830,000 during Fiscal 2003 from $9,508,000 during Fiscal 2002. Average occupancy for both Fiscal 2003 and Fiscal 2002 remained substantially unchanged at 96.2% and 96.4% respectively. NOI decreased marginally to $5,934,000 for Fiscal 2003 compared to $5,954,000 for Fiscal 2002. The increase in revenue during Fiscal 2003 was more than offset by increased expenses (snow removal and heating costs) brought on by the severe 2002/2003 winter.

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While the demand for apartments was weak at the start of Fiscal 2003, demand at our properties picked up as evidenced by average annual asking monthly rents increasing 3.6% to $1,167 from $1,126 during Fiscal 2002. As at October 31, 2003, average asking monthly rents were $1,167.

Our residential revenue is principally composed of monthly apartment rental income. Total apartment rental income is a factor of occupancy and monthly apartment rents. A 1% decline in annual average occupancy, or a 1% decline in average rents, results in an annual decline in revenues of approximately $100,000.

In keeping with our policy of improving our apartments and maintaining their competitiveness, we invested $596,000 ($831 per apartment) in our capital program during Fiscal 2003. Since our apartment communities were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties.

We own 20 ± acres of undeveloped land in Rockaway, NJ, and have received building plan approval and a water allocation from the Township for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million that we will finance, in part, from construction financing and, in part, from funds available from our institutional money market investment. We expect construction to commence by the summer of 2005. Through October 31, 2003 approximately $260,000 of pre-construction development costs have been expended and deferred.

Approximately one (1) acre of the Rockaway Township land has been sub-divided and leased to a bank. Rent under the land lease commenced in December 2003.

NET INVESTMENT INCOME

Net investment income decreased 19.3% to $201000 this Current Year compared to $249,000 for Fiscal 2002. Net investment income for the past two years was principally interest earned from our investments in money market funds.

The lower interest rate environment during Fiscal 2003 compared to Fiscal 2002, coupled with lower average investment balances, due to the acquisition of the Damascus Shopping Center, accounted for the reduced investment income. Our average yield during Fiscal 2003 was approximately 1.6% compared to 1.9% during Fiscal 2002.

FINANCING COSTS

Financing costs are summarized as follows:

	Year Ended October 31,

	2003	2002

	($000)
Fixed rate Mortgages
1st Mortgages
Existing	$5,162	$5,353
New (1)	2,220	—
2nd Mortgages
New (1)	243	—
Other	36	14

	7,661	5,367
Amortization of
Mortgage Costs	177	113

Financing Costs	$7,838	$5,480

(1)	Mortgages not in place at beginning of Fiscal 2002.

Financing costs for Fiscal 2003 increased $2,358,000 (43%) to $7.838,000 from $5,480,000 for Fiscal 2002. The increase is principally attributable to the mortgages on FREIT’s acquisitions of the Preakness Center in Wayne, NJ, and the Damascus Center in Damascus, MD. The decrease in financing costs from existing mortgages is principally attributable to reduced interest costs resulting from lower mortgage balances from normal loan amortization.

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During November 2002, we renegotiated the terms of the first mortgage note on our retail property in Patchogue, NY. The mortgage note, which had an outstanding principal balance of $6.9 million, was due on January 1, 2005, and carried a fixed interest rate of 7.375%. The due date has been extended three years (3) and the interest rate was reduced to a fixed interest rate of 5.95%. This interest rate reduction will reduce FREIT’s interest costs and debt service requirements going forward.

To create additional liquidity and lock in favorable long-term interest rates, FREIT took advantage of the Freddie Mac second mortgage program. This program allows add-ons to existing Freddie Mac first mortgages to the extent justified by increased values and cash flows. On August 20, 2003, FREIT placed add-on second mortgages on three of its residential properties (Berdan Court, Hammel Gardens and Steuben Arms). The second mortgage loans aggregated approximately $7 million bearing an average fixed rate of 5.2%. The due dates of the second mortgage loans are co-terminus with the underlying first mortgage loans with respect to the properties. FREIT received net financing proceeds of approximately $6.9 million from the add-on second mortgages.

As a result of the second mortgage financing, and the first mortgage debt assumed from the acquisition of the Damascus Shopping Center, financing costs for the fiscal year ending October 31, 2004 are expected to increase.

On June 30, 2003, WaynePSC refinanced its original $26.5 million first mortgage loan with a new $32.5 million mortgage loan. The term of the new loan is thirteen (13) years, with interest fixed at 6.04%, and the loan will require interest-only payments for the first three years and thereafter be amortized over a 25-year life. FREIT received $2.4 million of the net re-finance proceeds as a distribution from WaynePSC.

GENERAL AND ADMINISTRATIVE EXPENSES

Our General and Administrative expenses increased to $592,000 in Fiscal 2003 from $449,000 in Fiscal 2002. The increase in Fiscal 2003 results principally from increased Officer and Trustee’s fees.

DEPRECIATION

Depreciation expense in Fiscal 2003 increased $2.839 million compared to $2.155 million for Fiscal 2002. Most of this increase is attributable to the acquisition of the Damascus and Preakness shopping centers and to capital improvements made to our properties during Fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition remains strong. Net cash provided by operating activities was $11.3 million for Fiscal 2004 compared to $6.2 million for Fiscal 2003. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, recurring capital improvements and dividends necessary to retain qualification as a REIT (90% of taxable income).

As at October 31, 2004, we had cash and marketable securities totaling $18.8 million compared to $14.4 million at October 31, 2003. These funds are available for construction, property acquisitions, and general needs.

As described in the segment analysis above, we are planning the construction of apartment rental units in Rockaway Township, NJ and the rebuilding of the Damascus Shopping Center, in Damascus, MD. The total capital required for these projects is estimated at $13.8 million and $13 million, respectively. We expect to finance these costs, in part, from construction and mortgage financing and, in part, from funds available in our institutional money market investment.

At October 31, 2004, FREIT’s aggregate outstanding mortgage debt was $148.2 million. This debt bears a fixed weighted average interest rate of 6.451%, and an average life of approximately 8 years.. The fixed rate mortgages are subject to repayment (amortization) schedules that are longer than the term of the mortgages. As such, balloon payments for all mortgage debt will be required as follows:

25

Year	$ Millions

2007	$15.7
2008	$5.9
2010	$12.3
2013	$8.0
2014	$26.1
2016	$24.7
2019	$28.3

The following table shows the estimated fair value and carrying value of our long-term debt at October 31, 2004 and 2003:

(In Millions)	October 31, 2004	October 31, 2003

Fair Value	$158.1	$131.7
Carrying Value	$148.2	$126.8

Fair values are estimated based on market interest rates at the end of each fiscal year and on discounted cash flow analysis. Changes in assumptions or estimation methods may significantly affect these fair value estimates.

FREIT expects to re-finance the individual mortgages with new mortgages when their terms expire. To this extent we have exposure to interest rate risk on our fixed rate debt obligations. If interest rates, at the time any individual mortgage note is due, are higher than the current fixed interest rate, higher debt service may be required, and/or re-financing proceeds may be less than the amount of mortgage debt being retired. For example, a one percent interest rate increase would reduce the fair value of our debt by $7.7 million, and a one percent decrease would increase the fair value by $7.3 million.

We believe that the values of our properties will be adequate to command re-financing proceeds equal to, or higher than, the mortgage debt to be re-financed. We continually review our debt levels to determine if additional debt can prudently be utilized for property acquisition additions to our real estate portfolio that will increase income and cash flow to shareholders.

Credit Line:

FREIT’s $14 million line of credit expired on January 21, 2004 (extended date) and has been replaced by an $18 million line of credit. The line of credit is for three years but can be cancelled by the bank, at its will, at each anniversary date. Draws against the credit line can be used for general corporate purposes, for property acquisitions, construction activities, and letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center, Franklin Lakes, NJ, retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ, and Grandview Apartments, Hasbrouck Heights, NJ. Interest rates on draws will be set at the time of each draw for 30, 60, or 90-day periods, based on our choice of the prime rate or at 175 basis points over the 30, 60, or 90-day LIBOR rates at the time of the draws.

During Fiscal 2004 FREIT borrowed $3.9 million against its credit line to use for the purchase of The Pierre. This borrowing was repaid in June 2004. As of October 31, 2004 there were no draws outstanding against this line. As at January 19, 2005 the credit line has been utilized for the issuance of a $2 million Letter of Credit for the benefit of the Township of Rockaway in connection with our construction of 129 garden apartment units.

On January 21, 2005 FREIT, taking advantage of an expired yield maintenance pre-payment penalty, prepaid the 9.25% fixed interest mortgage note secured by the Damascus Shopping Center, in the amount of approximately $2.3 million. FREIT used funds from its institutional money market account to make the prepayment.

26

FREIT’s total capital commitments, including long term-debt, are summarized as follows:

CAPITAL COMMITMENTS (IN THOUSANDS OF DOLLARS)
		Within	2 - 3	4 - 5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long-Term Debt (a)
Annual Amortization	$27,492	$1,922	$4,845	$4,783	$15,942
Balloon Payments	120,752		15,671	5,893	99,188

Total Long-Term Debt	148,244	1,922	20,516	10,676	115,130

Total Capital Commitments	$148,244	$1,922	$20,516	$10,676	$115,130

(a) Excludes the impact of prepaying the $2.3 million Damascus Shopping Center mortgage.

Distributions to Shareholders

Since its inception in 1961, FREIT has elected to be treated as a REIT for Federal income tax purposes. In order to qualify as a REIT, we must satisfy a number of highly technical and complex operational requirements including that we must distribute to our shareholders at least 90% of our REIT taxable income. We anticipate making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, we generally intend to distribute not less than the minimum of REIT taxable income necessary to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code. With respect to the Jobs and Growth Tax Relief Reconciliation Act of 2003, the reduction of the tax rate on dividends does not apply to FREIT dividends. Since it is FREIT’s policy to pass on at lease 90 percent of its taxable income to shareholders, FREIT’s taxable income is untaxed at the Trust level. As a result, FREIT’s dividends will be taxed as ordinary income.

It has been our policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the fiscal year’s net income and taxable income. The Board has decided, to fix the dividend for the first three quarters of fiscal 2005 at $.25 per share. The following tables list the quarterly dividends paid or declared for the three most recent fiscal years and the percent the dividends were of taxable income. Per share amounts have been adjusted to reflect the one-for-one share dividend paid in October 2001 and March 2004

	Fiscal Year End October 31, (1)
	2004	2003	2002
First Quarter	$0.20	$0.175	$0.15
Second Quarter	$0.20	$0.175	$0.15
Third Quarter	$0.20	$0.175	$0.15
Fourth Quarter	$0.50	$0.375	$0.41	(2)

Total For Year	$1.10	$0.90	$0.86

(1)	All prior periods adjusted for one-for-one stock split on March 31, 2004.

(2)	Includes special $0.075 dividend representing the gain on the sale of Camden property.
27

Fiscal Year	Per Share	($000)		Dividends as a % of Taxable Income

		Total Dividends	Taxable Income

2004	$1.10	$7,064	$5,700	123.9%
2003	$0.90	$5,667	$4,576	123.8%
2002	$0.86	$5,366	$5,258	102.1%

INFLATION

Inflation can impact the financial performance of FREIT in various ways. Our retail tenant leases normally provide that the tenants bear all or a portion of most operating expenses, which can reduce the impact of inflationary increases on FREIT. Apartment leases are normally for a one-year term, which may allow us to seek increased rents as leases renew or when new tenants are obtained.

ITEM 7A                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Liquidity and Capital Resources” and “Retail and Residential Segment” above.

ITEM 8                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary data of FREIT are submitted as a separate section of this Annual Report. See “Index to Consolidated Financial Statements” on page F-1 of this Annual Report.

ITEM 9                   CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL
                                 DISCLOSURE

Not Applicable.

ITEM 9A                CONTROLS AND PROCEDURES

At the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of FREIT’s disclosure controls and procedures. This evaluation was carried out under the supervision and with participation of FREIT’s management, including FREIT’s Chairman and Chief Executive Officer and Chief Financial Officer, who concluded that FREIT’s disclosure controls and procedures are effective. There have been no significant changes in FREIT’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in FREIT’s reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in FREIT’s reports filed under the Exchange Act is accumulated and communicated to management, including FREIT’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

PART III

Certain information required by Part III is incorporated by reference to FREIT’s definitive proxy statement (the “Proxy Statement”) to be filed with the Securities and Exchange Commission no later than 120 days after the end of FREIT’s fiscal year covered by this Annual Report. Only those sections of the Proxy Statement that specifically address the items set forth in this Annual Report are incorporated by reference from the Proxy Statement into this Annual Report.

28

ITEM 10                DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

The information concerning FREIT’s trustees required by this item is incorporated herein by reference to the sections titled “Election of Trustees” and “Compliance with Section 16(a) of the Securities Exchange Act” in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2005.

The information concerning FREIT’s executive officers required by this item is set forth in Item 4A of Part I of this Annual Report under the caption “Executive Officers of FREIT.”

ITEM 11                EXECUTIVE COMPENSATION

The information pertaining to executive compensation required by this item is incorporated herein by reference to the section titled “Election of Trustees - Executive Compensation” in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2005.

ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K to be included as part of this item is incorporated herein by reference to the section titled “Security Ownership of Certain Beneficial Owners and Management” in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2005.

Securities Authorized for Issuance under Equity Compensation Plans

The number of stock options outstanding under our equity compensation plans, the weighted average exercise price of outstanding options, and the number of securities remaining available for issuance, as of October 31, 2004, were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan category	(a)	(b)	(’c)
Equity
Compensation Plans	570,000	$7.50	166,000
approved by
security holders (1)

Equity
Compensation Plans	0	0	0
not approved by
security holders

Total	570,000	$7.50	166,000

(1) FREIT’s equity incentive plan provides for the issuance of awards to officers, trustees, employees and consultants in the form of nonqualified options to acquire shares of beneficial interest, restricted shares and other share based awards.
29

ITEM 13                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section titled “Certain Relationships and Related Transactions” in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2005.

ITEM 14                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in response to this Item is incorporated by reference to the information contained in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2005 under the captions “Audit Fees,” “AUDIT Related Fees,” “ Tax Fees” and “All Other Fees.”

30

PART IV ITEM 15 EXHIBITS, FINANCIAL STATEMENT AND SCHEDULES (a) Financial Statements:

(i) Reports of Independent Registered Public Accounting Firm, J.H. Cohn LLP

(ii) Consolidated Balance Sheets as of October 31, 2004 and 2003

(iii) Consolidated Statements of Income, Comprehensive Income, and Undistributed Earnings for the years ended October 31, 2004, 2003 and 2002

(iv) Consolidated Statements of Cash Flows for the years ended October 31, 2004, 2003 and 2002

(v) Notes to Consolidated Financial Statements

Financial Statement Schedules:

(i) Real Estate and Accumulated Depreciation.

Exhibits:

See Index to Exhibits immediately following the Financial Statements. (b) Exhibits:

See Index to Exhibits.

(c) Financial Statement Schedules:

See Index to Financial Statements and Financial Statement Schedules.
31

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, FREIT has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Real Estate Investment Trust of New Jersey

Dated: February 9, 2005	By: /s/ Robert S. Hekemian
——————————————

Robert S. Hekemian, Chairman of the Board and Chief Executive Officer

By: /s/ Donald W. Barney
——————————————

President, Treasurer and Chief Financial
Officer
32

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULES (ITEMS 8 AND 14(a))

		PAGE
(A)	Financial statements:

	Report of Independent Registered Public Accounting Firm	34

	Consolidated Balance Sheets October 31, 2004 and 2003	35

	Consolidated Statements of Income, Comprehensive Income and Undistributed Earnings Years ended October 31, 2004, 2003 and 2002	36

	Consolidated Statements of Cash Flows Years Ended October 31, 2004, 2003 and 2002	37

	Notes To Consolidated Financial Statements	38

(B)	Financial Statement Schedules:

	XI – Real Estate and Accumulated Depreciation	54 / 55

	Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statement or notes thereto.

* * *

33

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders
First Real Estate Investment Trust of New Jersey

We have audited the accompanying consolidated balance sheets of First Real Estate Investment Trust of New Jersey and Subsidiaries (“FREIT”) as of October 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income and undistributed earnings and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of FREIT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey and Subsidiaries as of October 31, 2004 and 2003, and their results of operations and cash flows for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, in 2004 FREIT adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No.51.” Accordingly, FREIT consolidated certain affiliates which had previously been accounted for on the equity method and restated all prior periods presented.

Our audits referred to above included the information in Schedule XI, which presents fairly, when read in conjunction with the consolidated financial statements, the information required to be set forth therein.

/s/ J.H. Cohn LLP

Roseland, New Jersey
January 10, 2005

34

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS OCTOBER 31, 2004 AND 2003

	2004	2003

	(In Thousands of Dollars)
ASSETS
Real estate, at cost, net of accumulated depreciation	$160,357	$116,290
Real estate held for sale	—	14,426
Cash and cash equivalents	18,843	14,437
Tenants’ security accounts	1,777	1,332
Sundry receivables	3,102	4,326
Prepaid expenses and other assets	3,580	2,183
Deferred charges, net	2,916	2,770

Totals	$190,575	$155,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Mortgages payable	$148,244	$115,895
Mortgage applicable to real estate held for sale	—	10,872
Accounts payable and accrued expenses	3,068	1,604
Dividends payable	3,212	2,367
Tenants’ security deposits	2,210	1,804
Deferred revenue	247	241
Interest rate swap contract	160	201

Total liabilities	157,141	132,984

Minority interest	2,267	640

Commitments and contingencies

Shareholders’ equity:
Shares of beneficial interest without par value:
8,000,000 shares authorized;
6,423,152 and 6,311,152 shares issued
and outstanding	20,694	19,854

Undistributed earnings	10,633	2,487

Accumulated other comprehensive loss	(160)	(201)

Total shareholders’ equity	31,167	22,140

Totals	$190,575	$155,764

See Notes to Consolidated Financial Statements.
35

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME, COMPREHENSIVE INCOME AND UNDISTRIBUTED EARNINGS YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

INCOME	2004	2003	2002

	(In Thousands Of Dollars, Except Per Share Amounts)
Revenue:
Rental income	$25,937	$21,336	$17,112
Reimbursements	4,229	3,945	2,283
Sundry income	190	118	176

Totals	30,356	25,399	19,571

Expenses:
Operating expenses	6,441	4,982	3,518
Management fees	1,299	1,065	844
Real estate taxes	4,408	3,678	2,547
Depreciation	3,677	2,839	2,155
Minority interest	416	374	404

Totals	16,241	12,938	9,468

Operating income	14,115	12,461	10,103

Investment income	183	201	249
Interest expense including amortization
of deferred financing costs	(9,046)	(7,838)	(5,480)

Income from continuing operations	5,252	4,824	4,872

Discontinued operations:
Income from discontinued operations	597	988	470
Gain on disposal	12,681	—	475
Minority interest in discontinued operations	(3,320)	(247)	(136)

Income from discontinued operations	9,958	741	809

Net income	$15,210	$5,565	$5,681

Basic earnings per share:
Continuing operations	$0.82	$0.77	$0.78
Discontinued operations	1.56	0.12	0.13

Net income	$2.38	$0.89	$0.91

Diluted earnings per share:
Continuing operations	$0.79	$0.74	$0.75
Discontinued operations	1.50	0.11	0.13

Net income	$2.29	$0.85	$0.88

Weighted average shares outstanding:
Basic	6,378	6,268	6,239
Diluted	6,658	6,523	6,466

COMPREHENSIVE INCOME
Net Income	$15,210	$5,565	$5,681
Other comprehensive income (loss):
Unrealized gain (loss) on interest
rate swap contract	41	(201)	—

Comprehensive income	$15,251	$5,364	$5,681

UNDISTRIBUTED EARNINGS
Balance, beginning of year	$2,487	$2,589	$2,274
Net income	15,210	5,565	5,681
Less dividends	(7,064)	(5,667)	(5,366)

Balance, end of year	$10,633	$2,487	$2,589

Dividends per share	$1.10	$0.90	$0.86

See Notes to Consolidated Financial Statements.
36

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

	2004	2003		2002

	(In Thousands of Dollars)
Operating activities:
Net income	$15,210	$5,565		$5,681
Adjustments to reconcile net income to net cash provided by
operating activities (including discontinued operations):
Depreciation	3,928	3,215		2,582
Amortization	405	350		274
Deferred revenue	6	(91)		10
Minority interest	3,735	621		540
Gain on disposal of discontinued operations	(12,681)			(475)
Changes in operating assets and liabilities:
Tenants’ security accounts	(445)	(158)		66
Sundry receivables, prepaid expenses and other assets	(724)	(4,313)		(341)
Accounts payable and accrued expenses	1,464	767		(49)
Tenants’ security deposits	406	291		(74)

Net cash provided by operating activities	11,304	6,247		8,214

Investing activities:
Capital expenditures	(2,409)	(2,455)		(689)
Proceeds from disposal of discontinued operations	16,235			983
Investment in affiliate		3,600		(3,600)
Acquisition of real estate	(16,003)	(14,007	)(b)

Net cash used in investing activities	(2,177)	(12,862)		(3,306)

Financing activities:
Repayment of mortgages	(1,776)	(1,661)		(1,162)
Proceeds from notes and mortgage financing	4,542	16,132
Proceeds from exercise of stock options	840	540
Dividends paid	(6,219)	(5,390)		(4,773)
Distribution to minority interest	(2,108)	(603)		(646)

Net cash (used in) provided by financing activities	(4,721)	9,018		(6,581)

Net increase (decrease) in cash and cash equivalents	4,406	2,403		(1,673)
Cash and cash equivalents, beginning of year	14,437	12,034		13,707

Cash and cash equivalents, end of year	$18,843	$14,437		$12,034

Supplemental disclosure of cash flow data:
Interest paid	$9,070	$8,000		$4,759

Income taxes paid	$59	$18		$19

Supplemental schedule of non cash investing
and financing activities:

Dividends declared but not paid	$3,212	$2,367		$2,090

(a) In April 2004, S And A Commercial Associates LP, a 75% owned subsidiary of FREIT, completed the acquisition of a 269-unit high rise apartment building in Hackensack, NJ for approximately $45,586,000, in part with the proceeds of a $29,583,000 mortgage.

(b) (i) In November 2002, Wayne PSC, LLC, a 40% owned subsidiary of FREIT, completed the acquisition of a 323,000 sq. ft. shopping center in Wayne, NJ, for approximately $33,282,000, in part with the proceeds of a $26,500,000 mortgage. (ii) In July 2003, Damascus Centre LLC, a 100% owned subsidiary of FREIT, completed the acquisition of a 139,000 sq ft. shopping center in Damascus, MD for approximately $9,833,000, in part by assuming a mortgage in the amount of $2,608,000.

See Notes to Consolidated Financial Statements.

37

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1 - Organization and significant accounting policies:

Organization:

First Real Estate Investment Trust of New Jersey (“FREIT”) was organized November 1, 1961 as a New Jersey Business Trust. FREIT is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

FREIT has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, FREIT does not pay Federal income tax on income whenever income distributed to shareholders is equal to at least 90% of real estate investment trust taxable income. Further, FREIT pays no Federal income tax on capital gains distributed to shareholders.

FREIT is subject to Federal income tax on undistributed taxable income and capital gains. FREIT may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 2004, 2003 and 2002, FREIT made such an election.

Principles of consolidation:

In December 2003, the FASB issued revised FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” (“FIN 46R”). FIN 46R requires the consolidation of an entity in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity (variable interest entities, or “VIEs”). Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership or a majority voting interest in the entity. FIN 46R is applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special-purpose entities for periods ending after December 31, 2003. Applications by public entities for all other types of entities are required in financial statements for periods ending after March 15, 2004.

In accordance with the definition of related parties as defined in paragraph 16 of FIN 46R and the guidance in paragraph 4h, it is the belief of the management of FREIT that FIN 46R is applicable to Westwood Hills, LLC and Wayne PSC, LLC, both 40% owned by FREIT. Because of this determination, FREIT has consolidated these two entities in its consolidated financial statements for the fiscal year ended October 31, 2004, and has restated all prior periods included in this annual report on Form 10-K. The consolidation of these two entities did not have any impact on FREIT’s equity, net income, or earnings per share.

Accordingly, The consolidated financial statements include the accounts of FREIT, its following subsidiaries:

Subsidiary	Owning Entity	% Ownemship	Year Acquired

S And A Commercial Associates
Limited Partnership (“S and A”)	FREIT	75%	2000

Westwood Hills, LLC	FREIT	40%	1994

Damascus Centre, LLC (“Damascus”)	FREIT	100%	2003

Wayne Preakness, LLC	FREIT	40%	2002

Pierre Towers, LLC	S and A	100%	2004
38

The consolidated financial statements include 100% each subsidiary’s assets, liabilities, operations and cash flows with the interests not owned by FREIT reflected as “minority interest”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Financial instruments that potentially subject FREIT to concentrations of credit risk consist primarily of cash and cash equivalents. FREIT considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. FREIT maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At October 31, 2004, such cash and cash equivalent balances exceeded Federally insured limits by approximately $17,861,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

Depreciation:

Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Impairment of long-lived assets:

FREIT has adopted the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets” (“SFAS 144”). Under SFAS 144, impairment losses on long-lived assets, such as real estate and equipment, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Deferred charges:

Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $196,000, $177,000 and $113,000 in 2004, 2003 and 2002, respectively. Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

Revenue recognition:

Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between FREIT and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants’ sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to FREIT, when billed to tenants or ratably over the appropriate period.

Interest rate swap contract:

FREIT utilizes derivative financial instruments to reduce interest rate risk. FREIT does not hold or issue derivative financial instruments for trading purposes. Effective November 1, 2002, FREIT adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments and hedging activities and amended by statement of Financial Accounting Standards No. 149, “Amendment on Statement 133 on Derivative Instruments and hedging Activities. As required by
39

SFAS 133, FREIT recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows on the assets or liability hedged.

Advertising:

FREIT expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $188,000, $116,000 and $99,000 in 2004, 2003 and 2002, respectively.

Earnings per share:

FREIT has presented “basic” and “diluted” earnings per share in the accompanying consolidated statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”).

Stock-based compensation:

In accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” FREIT will recognize compensation cost as a result of the issuance of stock options to employees, including directors, based on the excess, if any, of the fair value of the underlying shares at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employees must pay to acquire the shares (the “intrinsic value method”). However, FREIT will not be required to recognize compensation expense as a result of any grants to employees at an exercise price that is equal to or greater than fair value. FREIT will also make proforma disclosures, as required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosures” (“SFAS 148”), of net income or loss as if a fair value based method of accounting for stock options had been applied if such amounts differ materially from the historical amounts.

In accordance with the provisions of SFAS 123, all other issuances of shares of beneficial interest, options or other equity instruments to employees and nonemployees as the consideration for goods or services received by FREIT are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). The fair value of any options or similar equity instruments issued will be estimated based on the Black-Scholes option-pricing model, which meets the criteria set forth in SFAS 123, and the assumption that all of the options or other equity instruments will ultimately vest. Such fair value is measured as of an appropriate date pursuant to EITF Issue No. 96-18 (generally, the earlier of the date the other party becomes committed to provide goods or services or the date performance by the other party is complete) and capitalized or expensed as if FREIT had paid cash for the goods or services.

Recent accounting pronouncements:

In December 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS 148 which amends SFAS 123. SFAS 148 provides alternate methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. However, management of FREIT does not expect to make such a change. In addition, SFAS 148 amends SFAS 123 to require more prominent annual and quarterly disclosures in the financial statements about the effects of using the intrinsic value method rather than the fair value method for stock-based compensation. The adoption of the provisions of SFAS 148 did not have a material impact on FREIT’s consolidated financial statements.
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In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The adoption of the provisions of SFAS 149 did not have a material impact on FREIT’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS 150 did not have any impact on FREIT’s consolidated financial statements.

Reclassifications:

Certain accounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the current presentation.

Note 2 – Acquisition and Discontinued Operations:

On June 22, 2004, S And A closed on its contract for the sale of the Olney Town Center (“OTC”) in Olney, Maryland. The sale price for the property was $28.2 million. The property was acquired in April 2000 for approximately $15.5 million. S And A utilized part of the selling price to repay the approximate $11 million first mortgage on the property. The operations of OTC are being classified as discontinued operations. For financial statement purposes, S And A recognized a gain of approximately $12.7 from the sale.

On April 16, 2004, S And A closed on the purchase of The Pierre apartments. The Pierre is a 269-unit luxury high-rise apartment building located in Hackensack, NJ. The contract purchase price for The Pierre was approximately $44 million. This amount, together with estimated transaction costs of approximately $2 million, resulted in total acquisition costs of approximately $46 million. The acquisition costs were financed in part by a mortgage loan in the approximate amount of $30 million and the balance of approximately $16 million in cash. FREIT provided 75% of the cash required with the balance of approximately $4 million provided by the 25% minority owners of S And A.

The net proceeds from the OTC sale after the repayment of the first mortgage repaid FREIT and the 25% minority owners for their advances made to acquire The Pierre.

S And A has structured the sale of OTC and the purchase of The Pierre in a manner that would qualify as a like-kind exchange of real estate pursuant to Section 1031 of the Internal Revenue Code, and resulted in a deferral for income tax purposes of the realization of gain on the sale of OTC. Since it is the intention of FREIT to continue to qualify as a real estate investment trust, deferred tax would be minimal.

In November 2003 Wayne PSC, LLC, a 40% owned affiliate of FREIT acquired the Preakness Shopping Center in Wayne, NJ. The acquisition price of approximately $33 million was financed in part by a $26.5 million first mortgage.

On July 31, 2003 Damascus Centre, LLC, a newly formed limited liability company, which is wholly owned by FREIT, acquired a 139,000 square foot shopping center in Damascus, Maryland. The Total acquisition cost of approximately $9,933,000 was financed in part by the assumption of a $2,610,000 first mortgage.

The following unaudited pro forma information shows the results of operations for fiscal years ended October 31, 2004, 2003 and 2002 for FREIT and Subsidiaries as though The Pierre, Preakness and Damascus had been acquired at the beginning of fiscal 2002:
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	Year Ended October 31,

	2004	2003	2002

	(In thousands of Dollars, Except for Per Share Amounts)
Revenues	$33,080	$31,520	$30,404
Net expenses	27,592	26,473	24,802
Minority Interest	433	293	571

Income before discontinued operations	5,055	4,754	5,031
Discontinued Operations	9,958	741	809

Net Income	$15,013	$5,495	$5,840

Basic Earnings Per Share:
Continuing operations	$0.79	$0.76	$0.81
Discontinued operations	1.56	0.12	0.13

Net Income	$2.35	$0.85	$0.94

Diluted earnings per share:
Continuing operations	$0.76	$0.73	$0.78
Discontinued operations	1.50	0.11	0.12

Net Income	$2.26	$0.84	$0.90

The unaudited pro forma results include adjustments for depreciation based on the purchase price and increased interest expense based on the mortgage placed on the property at acquisition date and reduced net investment income related to assets utilized to make the acquisitions, and obligations incurred to complete the transactions.

The unaudited pro forma results of operations set forth above are not necessarily indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 2002 or of future results of operations of FREIT’s combined properties.

The acquisition price for The Pierre, including closing costs, was approximately $45.6 million. Based on a detailed appraisal of the property, the purchase price was allocated as follows: approximately $37.5 million (82.2%) was allocated to the building and other improvements and approximately $8.1 million (17.8%) was allocated towards land. Value attributable to leases was considered immaterial due to their short-term nature.

The Preakness Shopping Center was acquired for approximately $33 million. Based on a cost allocation study prepared by a third party consultant, approximately $23.7 million was allocated to buildings and improvements and approximately $9.3 million allocated to land. The center, at the time of purchase, was approximately 78% occupied. Management reviewed the existing leases and determined that in the aggregate, the leases approximated market.

The acquisition price for the Damascus shopping center was allocated to land and buildings based on relative fair value of each to the purchase price. It is management’s intention to demolish the center and construct a new center, therefore, no value was allocated to the leases as they are relatively short-term and will be renegotiated for space in the new center.

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Note 3 - Real estate and equipment: Real estate and equipment consists of the following:

	Range of Estimated Useful Lives	2004	2003

		(In Thousands of Dollars)

		(In thousands Of Dollars)

Land		$47,301	$38,734
Unimproved land		3,359	3,389
Apartment buildings	7-40 years	61,189	23,257
Commercial buildings/shopping centers	15-50 years	75,885	74,992
Equipment	3-15 years	1,174	1,073
Pre-construction development costs		281	4

		189,189	141,449
Less accumulated depreciation		29,078	25,159

Totals		$160,111	$116,290

Real estate held for sale, net of depreciation		$—	$14,426

Note 4 - Mortgages payable: Mortgages payable consist of the following:

	2004	2003

	(In Thousands of Dollars)

Northern Life Insurance Cos. - Frederick, MD (A)	$16,885	$17,289
National Realty Funding Inc. - Westwood, NJ (B)	9,758	9,910
PW Funding, Inc. - Spring Lake, NJ (‘C)	3,422	3,476
Bank Of America - Patchogue, NY (D)	6,553	6,744
PW Funding, Inc. - Wayne, NJ (E):
First mortgage	10,191	10,353
Second mortgage	3,513	3,588
PW Funding, Inc. - River Edge, NJ (F):
First mortgage	4,974	5,052
Second mortgage	1,956	1,994
PW Funding, Inc. - Maywood, NJ (G):
First mortgage	3,608	3,666
Second mortgage	1,388	1,414
MetLife - Damascus, MD (H)	2,279	2,532
PW Funding, Inc. - Westwood, NJ (I)
First mortgage	14,349	14,577
Second mortgage	3,243	3,300
MetLife - Wayne, NJ (J)	32,000	32,000
State Farm Life Insurance Co. - Hackensack, NJ (L)	34,125	—

	$148,244	$115,895

Mortgage applicable to real estate held for sale:
Bank Of America - Olney, MD Re-paid	$—	$10,872

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(A)	Payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $20,868,000.

(B)	Payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $11,309,000.

(C)	Payable in monthly installments of $23,875 including interest at 6.70% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $575,000.

(D)	Payable in monthly installments of $17,500 plus interest at the thirty day LIBOR rate plus 200 basis points through January 2008 at which time the outstanding balance is due. The mortgage is secured by a retail building in Patchogue, New York having a net book value of approximately $9,390,000.

(E)	The first mortgage is payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The second mortgage is payable in monthly installments of $20,878 including interest at 4.92% through July 2010 at which time the outstanding balance is due. The mortgages are secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,555,000.

(F)	The first mortgage is payable in monthly installments of $34,862 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The second mortgage is payable in monthly installments of $12,318 including interest at 5.53% through December 2013 at which time the outstanding balance is due. The mortgages are secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,335,000.

(G)	The first mortgage is payable in monthly installments of $25,295 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The second mortgage is payable in monthly installments of $8,739 including interest at 5.53% through December 2013 at which time the outstanding balance is due. The mortgages are secured by an apartment building in Maywood, New Jersey having a net book value of approximately $809,000.

(H)	Payable in monthly installments of $39,719 including interest at 9.25% through March 2011 at which time the outstanding balance is due. The mortgage is secured by a retail building in Damascus, Maryland having a net book value of approximately $9,786,000.

(I)	The first mortgage is payable in monthly installments of $99,946 including interest at 6.693% through December 2013 at which time the outstanding balance is due. The second mortgage is payable in monthly installments of $21,954 including interest at 6.18% through December 2013 at which time the outstanding balance is due. The mortgages are secured by an apartment building in Westwood, New Jersey having a net book value of approximately $13,097,000.

(J)	Payable in monthly installments of interest only of $161,067 at the rate of 6.04% through June 2006, thereafter payable in monthly installments of $206,960 including interest until June 2016 at which time the unpaid balance is due. The mortgage is secured by a shopping center in Wayne, NJ having a net book value of approximately $32,777,000.

(K)	Payable in monthly installments of interest only of $152,994 at the rate of 5.38% through May 2009, thereafter payable in monthly installments of $191,197 including interest until May 2019
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at which time the unpaid balance is due. The mortgage is secured by an apartment building in Hackensack, NJ having a net book value of approximately $45,460,000.

Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 2004 are as follows:

Year Ending October 31,	Amount

2005	$1,922
2006	2,247
2007	18,271
2008	8,127
2009	2,549

The fair value of FREIT’s long-term debt, which approximates $158 million and $132 million at October 31, 2004 and 2003, respectively, is estimated based on the current rates offered to FREIT for debt of the similar remaining maturities.

Note 5 - Line of credit:

On June 20, 2002, FREIT obtained a two-year $14,000,000 revolving line of credit from The
Provident Bank. Draws against the line of credit can be used for general corporate purposes, or for property acquisitions, construction activities, letters of credit and other related business purposes. Draws are secured by mortgages on FREIT’s Franklin Crossing Shopping Center, Franklin Lakes, NJ, single-tenanted retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ and Grandview Apartments, Hasbrouck Heights, NJ. Interest rates on draws will be set at the time of each draw, based on FREIT’s choice of the prime rate or at 175 basis points over the 30, 60 or 90, day LIBOR rates. There are no draws outstanding as at October 31, 2004. The Line of Credit has been extended and expires January 21, 2005. FREIT is currently negotiating a new $18 million line of credit with The Provident Bank. It is expected that the new Line of Credit will be in place at the end of January 2005.

Note 6 - Interest rate swap contract:

During November 2002, FREIT entered into an interest rate swap contract to reduce the impact of interest rate fluctuations on its variable rate mortgage secured by its Patchogue, NY property. At October 31, 2004, the derivative financial instrument has a notional amount of approximately $6,553,000 and a current maturity date of January 1, 2008. The contract effectively converted the variable rate to a fixed rate of 5.95%. In accordance with SFAS 133, FREIT recorded a liability for the net present value of the increase in interest cost over the remaining term of the debt of $160,000 and $201,000 at October 31, 2004 and 2003, respectively. FREIT included a gain of $41,000 and a loss of $201,000 in comprehensive income for fiscal 2004 and 2003, respectively.
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Note 7 - Commitments and contingencies: Leases: Retail tenants:

FREIT leases retail space having a net book value of approximately $93,904,000 at October 31, 2004 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from non-cancelable operating leases in years subsequent to October 31, 2004 are as follows:

Year Ending October 31,	Amount

2005	$10,388
2006	9,743
2007	8,474
2008	7,412
2009	6,534
Thereafter	48,870

Total	$91,421

The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

Minimum future rentals do not include contingent rentals, which may be received under certain leases on the basis of percentage of reported tenants’ sales volume or increases in Consumer Price Indices. Rental income that is contingent on future events is not included in income until the contingency is resolved. Contingent rentals included in income for each of the three years in the period ended October 31, 2004 were not material.

Residential tenants:

Lease terms for residential tenants are usually one year or less.

Environmental concerns:

In accordance with applicable regulations, FREIT reported to the New Jersey Department of Environmental Protection (“NJDEP”) that a historical discharge of hazardous material was discovered in 1997 at the renovated Franklin Lakes shopping center (the “Center”).

In November 1999, FREIT received a no further action letter from the NJDEP concerning the historical discharge at the Center. However, FREIT is required to continue monitoring such discharge, the cost of which will not be material.

Note 8 - Management agreement and fees to related party :
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The properties owned by FREIT are currently managed by Hekemian & Co., Inc.. The management agreement, effective November 1, 2001, requires fees equal to a percentage of rents collected. Such fees were approximately $1,372,000, $1,170,000 and $978,000 in 2004, 2003 and 2002, respectively, inclusive of $73,000, $105,000 and $143,000 in 2004, 2003 and 2002, respectively, included in discontinued operations in the accompanying consolidated statements of income. The agreement expires on October 31, 2005. In addition, Hekemian charged FREIT fees and commissions in connection with the acquisition of The Pierre and sale of the Olney Center during fiscal 2004, the acquisition of the Preakness center during fiscal 2003, and various mortgage refinancing and lease acquisition fees. Such fees and commissions amounted to approximately $2,110,000, $1,451,000 and $234,000 in 2004, 2003 and 2002, respectively.

Note 9 - Dividends and earnings per share:

FREIT declared dividends of $7,064,000, $5,667,000 and $5,366,000 to shareholders of record during 2004, 2003 and 2002, respectively. FREIT has determined the shareholders’ treatment for Federal income tax purposes to be as follows:

	2004	2003	2002

	(In thousands of Dollars)

Ordinary income	$7,064	$5,667	$4,891
Capital income	—	—	475

Totals	$7,064	$5,667	$5,366

Basic and diluted earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary and capital gain income.

FREIT has adopted the provisions of SFAS 128, which require the presentation of “basic” earnings per share and, if appropriate, “diluted” earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if all potentially dilutive shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

In computing diluted earnings per share for each of the three years in the period ended October 31, 2004, the assumed exercise of all of FREIT’s outstanding stock options, adjusted for application of the treasury stock method, would have increased the weighted average number of shares outstanding as shown in the table below:

	2004	2003	2002

Basic weighted average
shares outstanding	6,378,352	6,267,952	6,239,152

Shares arising from assumed	279,392	254,802	226,402
exercise of stock options

Dilutive weighted average

shares outstanding	6,657,744	6,522,754	6,465,554

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Note 10- Equity incentive plan:

On September 10, 1998, the Board of Trustees approved FREIT’s Equity Incentive Plan (the “Plan”) which was ratified by FREIT’s shareholders on April 7, 1999, whereby up to 920,000 of FREIT’s shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 920,000 shares in FREIT’s number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of FREIT. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

Upon ratification of the Plan on April 7, 1999, FREIT issued 754,000 stock options (adjusted for stock splits), which it had previously granted to key personnel on September 10, 1998. The fair value of the options on the date of grant was $7.50 per share.

In the opinion of management, if compensation cost for the stock options granted in 1999 had been determined based on the fair value of the options at the grant date under the provisions of SFAS 123 or SFAS 148 using the Black-Scholes option pricing model and assuming a risk-free interest rate of 4.27%, expected option lives of ten years, expected volatility of 1.65% and expected dividends of 8.59%, FREIT’s pro forma net income and pro forma basic net income per share arising from such computation would not have differed materially from the corresponding historical amounts.

The following table summarizes stock option activities (adjusted for the stock split):

	Years Ended October 31,
	2004		2003		2002
	No. of Options Outstanding	Average Exercise Price	No. of Options Outstanding	Average Exercise Price	No. of Options Outstanding	Average Exercise Price

Balance beginning of period	682,000	$7.50	754,000	$7.50	754,000	$7.50

Grants during period	—		—		—

Options exercised	(112,000)	$7.50	(72,000)	$7.50	—

Options cancelled			—		—

Balance at end of period	570,000	$7.50	682,000	$7.50	754,000	$7.50

The impact on FREIT’s consolidated shareholders’ equity for the options that were exercised during fiscal 2004 and 2003 was to increase the number of shares outstanding by the amount of options exercised and
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values of beneficial interest outstanding by $840,000 in fiscal 2004 and $540,000 in fiscal 2003. The options outstanding are exercisable through September 2008.

Note 11- Share split:

On March 4, 2004, the Board of Trustees approved a two-for-one share split in the form of a share dividend. In connection with the share dividend, the Board of Trustees also approved an increase in the authorized number of shares of beneficial interest from 4,000,000 to 8,000,000. Financial information contained herein, including the number of options, has been adjusted to retroactively reflect the impact of the split.

Note 12- Deferred fee plan:

During fiscal 2001, the Board of Trustees adopted a deferred fee plan (the “Plan”) for its officers and trustees. Pursuant to the Plan, any officer or trustee may elect to defer receipt of any fees that would be due them. FREIT has agreed to pay any participant (the “Participant”) in the Plan interest on any deferred fee at 9% per annum, compounded quarterly. Any such deferred fee is to be paid to the Participants at the later of: (i) the retirement age specified in the deferral election; (ii) actual retirement; or (iii) upon cessation of a Participant’s duties as an officer or trustee. The Plan provides that any such deferral fee will be paid in a lump sum or in annual installments over a period not to exceed 10 years, at the election of the Participant. As of October 31, 2004, 2003 and 2002, approximately $738,000, $476,000 and $210,000, respectively, of fees have been deferred together with accrued interest of approximately $109,000, $32,000 and $18,000, respectively.

Note 13- Segment information:

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting financial information about operating segments in interim and annual financial reports and provides for a “management approach” in identifying the reportable segments.

FREIT has determined that it has two reportable segments: retail properties and residential properties. These reportable segments offer different products, have different types of customers and are managed separately because each requires different operating strategies and management expertise. The retail segment contains nine separate properties and the continuing residential segment contains nine properties (see Note 16). The accounting policies of the segments are the same as those described in Note 1.

The chief operating decision-making group of FREIT’s retail segment, residential segment and corporate/other is comprised of FREIT’s Executive Committee of the Board of Trustees.

FREIT assesses and measures segment operating results based on net operating income (“NOI”). NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation and financing costs. NOI is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Continuing real estate rental revenue, operating expenses, NOI and recurring capital improvements for the reportable segments are summarized below and reconciled to consolidated net income for each of the three years in the period ended October 31, 2004. Asset information is not reported since FREIT does not use this measure to assess performance.
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	2004	2003	2002

	(In Thousands of Dollars)
Real estate rental revenue:
Retail	$17,021	$15,293	$9,800
Residential	12,998	9,830	9,508

Totals	30,019	25,123	19,308

Real estate operating expenses:
Retail	5,663	5,237	2,906
Residential	5,794	3,896	3,554

Totals	11,457	9,133	6,460

Net operating income:
Retail	11,358	10,056	6,894
Residential	7,204	5,934	5,954

Totals	$18,562	$15,990	$12,848

Recurring capital improvements-
residential	$417	$596	$622

Reconciliation to consolidated net
income:
Segment NOI	$18,562	$15,990	$12,848
Deferred rents - straight lining	335	276	263
Net investment income	183	201	249
Minority interest in earnings of
subsidiaries	(416)	(374)	(404)
General and administrative expenses	(689)	(592)	(449)
Depreciation	(3,677)	(2,839)	(2,155)
Financing costs	(9,046)	(7,838)	(5,480)

Income from continuing operations	5,252	4,824	4,872

Discontinued operations	9,958	741	809

Net income	$15,210	$5,565	$5,681

Note 14- Quarterly data (unaudited):
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The following summary represents the results of operations for each quarter for the years ended October 31, 2004 and 2003 (in thousands, except per share data):

	Quarter Ended

	January 31,	April 30,	July 31,	October 31,

2004:
Revenue	$6,922	$7,136	$8,007	$8,474
Expenses	5,585	5,944	6,791	6,967

Income from continuing
operations	1,337	1,192	1,216	1,507
Income (loss) from dis-
continued operations	165	171	9,685	(63)

Net income	$1,502	$1,363	$10,901	$1,444

Basic earnings per share:
Continuing operations	$0.21	$0.19	$0.19	$0.23
Discontinued operations	0.03	0.02	1.51	(0.01)

Net income	$0.24	$0.21	$1.70	$0.22

Diluted earnings per share:
Continuing operations	$0.21	$0.17	$0.18	$0.22
Discontinued operations	0.03	0.03	1.44	(0.01)

Net income	$0.24	$0.20	$1.62	$0.21

Dividends per share	$0.20	$0.20	$0.20	$0.50

2003:
Revenue	$6,053	$6,315	$6,400	$6,832
Expenses	4,931	5,167	5,184	5,494

Income from continuing
operations	1,122	1,148	1,216	1,338
Income (loss) from dis-
continued operations	148	248	158	187

Net income	$1,270	$1,396	$1,374	$1,525

Basic earnings per share:
Continuing operations	$0.18	$0.18	$0.19	$0.21
Discontinued operations	0.02	0.04	0.03	0.03

Net income	$0.20	$0.22	$0.22	$0.24

Diluted earnings per share:
Continuing operations	$0.17	$0.17	$0.18	$0.20
Discontinued operations	0.02	0.02	0.02	0.03

Net income	$0.19	$0.19	$0.20	$0.23

Dividends per share	$0.18	$0.18	$0.18	$0.36

Note:	Due to rounding, quarterly per share amounts may not total amounts reported for the full fiscal year.

51

Note 15- Discontinued operations:

On August 9, 2002, FREIT sold the Sheridan Apartments in Camden, NJ for cash of $1,050,000 and recognized a gain of approximately $475,000. FREIT had owned and operated the property since 1964.

On July 15, 2004 FREIT sold the Olney Town Center in Olney, MD for $28,150,000, and recognized a gain of approximately $12,681,000 ($9,361,000 after the minority interest’s share).

Summarized operating results included in discontinued operations in the accompanying consolidated statements of income for each of the years ended October 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(In thousands Of Dollars)
Revenues	$1,510	$2,475	$2,759
Expenses	913	1,487	2,89

Net income (loss)	$56297	$988	$470

* * *
52

FIRST REAL ESTATE TRUST OF NEW JERSEY AND SUBSIDIARIES

SCHEDULE X1 - REAL ESTARE AND ACCUMULATED DEPRECIATION
October 31, 2004
(In Thousands of Dollars)

Column A	Column B	Column C		Column D			Column E			Column F	Column G	Column H	Column I

		Initial Cost to Company		Cost Capitialized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Perod

Descripton	Encum- brances	Land	Buildings and Improve- ments	Land	Improve- ments	Carrying Costs	Land	Buildings and Improve- ments	Total (1)	Accumu- lated Deprecia- tion	Date of Construc- tion	Date Acquired	Life on Which Depreciation is Computed

Residential Properties:
Grandview Apts., Hasbrouck
Heights, NJ		$22	$180	$—	$263		$22	$443	$465	$347	1925	1964	7-40 years
Lakewood Apts., Lakewood, NJ		11	396	—	267		11	663	674	567	1960	1962	7-40 years
Hammel Gardens, Maywood, NJ	$4,996	313	728	—	806		313	1,534	1,847	1,037	1949	1972	7-40 years
Palisades Manor, Palisades
Park, NJ		12	81	—	87		12	168	180	141	1935/70	1962	7-40 years
Steuben Arms, River Edge, NJ	6,930	364	1,773	—	906		364	2,679	3,043	1,708	1966	1975	7-40 years
Heights Manor, Spring Lake
Heights, NJ	3,422	109	974	—	641		109	1,615	1,724	1,149	1967	1971	7-40 years
Berdan Court, Wayne, NJ	13,704	250	2,206	—	2,565		250	4,771	5,021	3,466	1964	1965	7-40 years
Westwood Hills, Westwood, NJ	17,592	3,849	11,546	—	1,295		3,849	12,841	16,690	3,593	1965-70	1994	7-40 years
Pierre Towers, Hackensack, NJ	34,125	8,390	37,486	—	135		8,390	37,621	46,011	552	1970	2004	7-40 years

Retail Properties:
Damascus Shopping Center, Damascus, MD	2,279	2,950	6,987	—	68		2,950	7,055	10,005	219	1960’s	2003	15-39 years
Franklin Crossing, Franklin Lakes, N J		29		3,382	7,441		3,411	7,441	10,852	1,404	1963/75/97	1966	10-50 years
Glen Rock, NJ		12	36	—	204		12	240	252	65	1940	1962	10-31.5 years
Pathmark Super Center,
Patchogue, NY	6,553	2,128	8,818	—	(21)		2,128	8,797	10,925	1,536	1997	1997	39 years
Westridge Square S/C, Frederick, MD	16,885	9,135	19,159	37	418		9,172	19,577	28,749	7,881	1986	1992	15-31.5 years
Westwod Plaza, Westwood, NJ	9,758	6,889	6,416	—	1,924		6,889	8,340	15,229	3,920	1981	1988	15-31.5 years
Preakness S/C, Wayne, NJ	32,000	9,280	24,217	—	527		9,280	24,744	34,024	1,247	1955/89/00	2002	15-31.5 years

Land Leased:
Rockaway, NJ		114		25	—		139		139	—

Vacant Land:
Franklin Lakes, NJ		224		(156)	—		68		68			1966/93
Wayne, NJ		286			—		286		286			2004
Rockaway, NJ		1,683		934	—		2,617		2,617			1964/92/93
South Brunswick, NJ		80		308	—		388		388			1964

	$148,244	$46,130	$121,003	$4,530	$17,526	$—	$50,660	$138,529	$189,169	$28,832

(1)	Total cost for each property is the same for Federal income tax purposes, with the exception of Fierre Towers, whose cost for Federal income tax purposes is approximately $32,500,000.
53

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

SCHEDULE XI - REAL ESTATE AND ACCUMULATED DEPRECIATION
(In Thousands of Dollars)

Reconciliation of Real Estate and accumulated depreciation:

	2004	2003	2002

Real estate:
Balance, Beginning of year	$157,219	$111,654	$112,532

Additions:
Buildings and improvements	47,670	45,565	181
Carrying costs	84

Deletions - building and improvements	(15,784)		(1,059)

Balance, end of year	$189,189	$157,219	$111,654

Accumulated depreciation:
Balance, beginning of year	$26,503	$23,293	21,770

Additions - Charged to operating expenses	3,924	3,210	2,205

Deletions	(1,595)		(682)

Balance, end of year	$28,832	$26,503	$23,293

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POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert S. Hekemian his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities, and on the dates indicated have signed this report below:

Signature	Title	Date

/s/ Robert S. Hekemian	Chairman of the Board and	February 9, 2005
———————————	Chief Executive Officer and
Robert S. Hekemian	Trustee (Principal Executive
Officer)

/s/ Donald W. Barney	President, Treasurer, Chief	February 9, 2005
———————————	Financial Officer and Trustee
Donald W. Barney
(Principal Financial /
Accounting Officer)

/s/ Herbert C. Klein	Trustee	February 9, 2005
———————————
Herbert C. Klein

/s/ Ronald J. Artinian	Trustee	February 9, 2005
———————————
Ronald J. Artinian

/s/ Alan L. Aufzien	Trustee	February 9, 2005
———————————
Alan L. Aufzien

55

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY (“FREIT”) EXHIBIT INDEX

Exhibit No.

3	Amended and Restated Declaration of Trust of FREIT, dated November 7, 1993, as amended on May 31, 1994 and on September 10, 1998. (a)

4	Form of Specimen Share Certificate, Beneficial Interest in FREIT. (b)

10.1	Management Agreement dated April 10, 2002, by and between FREIT and Hekemian & Co., Inc. (c)

10.2	Wayne PSC, L.L.C. Operating Agreement dated March 25, 2002 between FREIT and H-TPKE, LLC (c)

10.3	Line of Credit Note in the principal amount of $14 million executed by FREIT as Borrower, and delivered to The Provident Bank, as Lender, in connection with the Credit Facility provided by The Provident Bank to FREIT. (d)

21	Subsidiaries of FREIT

23	Consent of J.H. Cohn LLP

24	Power of Attorney (filed with signature pages).

31.1	Rule 13a-14(a) – Certification of Chief Executive Officer.

31.2	Rule 13a-14(a) – Certification of Chief Financial Officer

99.1	Section 1350 Certification of Chief Executive Officer

99.2	Certification of Chief Financial officer.

The following filings with the Security and Exchange Commission are incorporated by reference:

Footnote

(a)	Exhibit No. 1 to FREIT’s Registration Statement on Form 8-A filed on November 6, 1998.

(b)	FREIT’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998.

(c)	FREIT’s Form 8-K filed on April 29, 2002.

(d)	Exhibit 10 to FREIT’s Form 10-Q filed on September 13, 2002.

56